UNITED MICROELECTRONICS CORPORATION

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

WITH REPORT OF INDEPENDENT AUDITORS

FOR THE NINE-MONTH PERIODS ENDED

SEPTEMBER 30, 2025 AND 2024

Address: No. 3, Li-Hsin 2nd Road, Hsinchu Science Park, Hsinchu, Taiwan, R.O.C.

Telephone: 886-3-578-2258

The reader is advised that these consolidated financial statements have been prepared originally in Chinese. In the event of a conflict between these financial statements and the original Chinese version or difference in interpretation between the two versions, the Chinese language financial statements shall prevail.

Review Report of Independent Auditors

To United Microelectronics Corporation

Introduction

We have reviewed the accompanying consolidated balance sheets of United Microelectronics Corporation and its subsidiaries (collectively, “the Company”) as of September 30, 2025 and 2024, the related consolidated statements of comprehensive income for the three-month and nine-month periods ended September 30, 2025 and 2024 and consolidated statements of changes in equity and cash flows for the nine-month periods ended September 30, 2025 and 2024, and notes to the consolidated financial statements, including the summary of material accounting policies (together “the consolidated financial statements”). Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34, “Interim Financial Reporting” as endorsed and became effective by Financial Supervisory Commission of the Republic of China. Our responsibility is to express a conclusion on these consolidated financial statements based on our reviews.

Scope of Review

We conducted our reviews in accordance with the Standard on Review Engagements 2410, “Review of Financial Information Performed by the Independent Auditor of the Entity” of the Republic of China. A review of consolidated financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the Standards on Auditing of the Republic of China and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews and the review reports of other independent auditors (please refer to the Other Matter paragraph of our report), nothing has come to our attention that causes us to believe that the accompanying consolidated financial statements do not present fairly, in all material respects, the consolidated financial position of the Company as of September 30, 2025 and 2024, and its consolidated financial performance for the three-month and nine-month periods ended September 30, 2025 and 2024, and its consolidated cash flows for the nine-month periods ended September 30, 2025 and 2024, in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34, “Interim Financial Reporting” as endorsed and became effective by Financial Supervisory Commission of the Republic of China.

Other Matter – Making Reference to the Reviews of Other Independent Auditors

We did not review the financial statement of certain associates and joint ventures accounted for under the equity method. Our review, insofar as it related to the investments accounted for under the equity method balances of NT$27,221 million and NT$29,347 million, which represented 4.90% and 5.11% of the total consolidated assets as of September 30, 2025 and 2024, respectively, the related shares of profit or loss from the associates and joint ventures in the amount of NT$1,088 million, NT$358 million, NT$1,005 million and NT$1,378 million, which represented 7.43%, 2.16%, 2.94% and 3.01% of the consolidated income from continuing operations before income tax for the three-month and nine-month periods ended September 30, 2025 and 2024, respectively, and the related shares of other comprehensive income (loss) from the associates and joint ventures in the amount of NT$329 million, NT$(65) million, NT$(298) million and NT$274 million, which represented 1.37%, (0.53)%, (1.66)% and 0.60% of the consolidated total comprehensive income (loss) for the three-month and nine-month periods ended September 30, 2025 and 2024, respectively, are based solely on the reports of other independent auditors.

/s/ Yang, Yu-Ni

/s/ Yu, Chien-Ju

Ernst & Young, Taiwan

October 29, 2025

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such consolidated financial statements are those generally accepted and applied in the Republic of China.

Accordingly, the accompanying consolidated financial statements and report of independent auditors are not intended for use by those who are not informed about the accounting principles or Standards on Auditing of the Republic of China, and their applications in practice.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
September 30, 2025, December 31, 2024 and September 30, 2024
(Expressed in Thousands of New Taiwan Dollars)

		As of
Assets	Notes	September 30, 2025	December 31, 2024	September 30, 2024
Current assets
Cash and cash equivalents	4, 6(1)	$104,217,382	$105,000,226	$103,407,426
Financial assets at fair value through profit or loss, current	4, 5, 6(2)	609,971	606,018	635,316
Financial assets at fair value through other comprehensive income, current	4, 5, 6(3)	5,280,436	5,893,377	6,081,214
Financial assets measured at amortized cost, current	4, 6(4)	8,932,294	3,739,224	4,302,460
Contract assets, current	4, 6(21)	495,539	625,713	730,013
Accounts receivable, net	4, 6(5)	31,642,555	32,723,426	33,043,521
Accounts receivable-related parties, net	4, 7	602,200	620,013	700,896
Other receivables	4	1,735,076	1,651,494	1,942,631
Current tax assets	4	160,884	83,944	63,126
Inventories, net	4, 5, 6(6)	35,180,506	35,782,464	38,090,038
Prepayments		2,975,869	2,337,085	3,051,262
Other current assets	6(21)	1,020,965	614,900	1,560,425
Total current assets		192,853,677	189,677,884	193,608,328

Non-current assets
Financial assets at fair value through profit or loss, noncurrent	4, 5, 6(2)	17,074,569	17,850,914	18,473,955
Financial assets at fair value through other comprehensive income, noncurrent	4, 5, 6(3)	10,532,535	11,315,951	11,335,518
Financial assets measured at amortized cost, noncurrent	4, 6(4)	-	-	28,871
Investments accounted for under the equity method	4, 6(7), 7	44,657,112	43,320,605	46,844,945
Property, plant and equipment	4, 6(8), 8	265,290,915	279,059,037	276,444,716
Right-of-use assets	4, 6(9), 8	7,493,528	8,039,015	8,057,465
Intangible assets	4, 6(10), 7	4,456,272	4,154,315	3,853,432
Deferred tax assets	4	5,299,458	5,210,489	5,363,687
Prepayment for equipment		2,174,166	4,932,505	3,726,039
Refundable deposits	8	1,763,650	1,992,400	1,957,916
Other noncurrent assets-others		3,799,540	4,647,562	4,597,565
Total non-current assets		362,541,745	380,522,793	380,684,109

Total assets		$555,395,422	$570,200,677	$574,292,437

(continued)

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
September 30, 2025, December 31, 2024 and September 30, 2024
(Expressed in Thousands of New Taiwan Dollars)

		As of
Liabilities and Equity	Notes	September 30, 2025	December 31, 2024	September 30, 2024
Current liabilities
Short-term loans	6(11), 6(28)	$16,060,185	$8,515,000	$17,068,900
Financial liabilities at fair value through profit or loss, current	4, 6(12)	314,543	901,000	1,086,488
Contract liabilities, current	4, 6(21)	2,969,526	2,200,561	3,006,728
Accounts payable		8,037,897	7,633,427	9,009,630
Other payables	4, 6(20), 6(22), 7	20,287,965	24,103,882	21,314,553
Payables on equipment		11,571,802	10,522,489	14,888,964
Current tax liabilities	4	1,307,320	3,365,012	1,821,780
Lease liabilities, current	4, 6(9), 6(28)	644,247	636,357	628,299
Current portion of long-term liabilities	4, 6(13), 6(14), 6(28)	14,085,594	10,994,998	13,786,620
Other current liabilities	4, 6(16), 6(17), 6(18), 6(28)	6,996,706	6,387,463	5,662,645
Total current liabilities		82,275,785	75,260,189	88,274,607

Non-current liabilities
Contract liabilities, noncurrent	4, 6(21)	474,880	459,620	443,800
Bonds payable	4, 6(13), 6(28)	29,278,358	24,584,979	24,583,647
Long-term loans	6(14), 6(28)	24,479,252	30,948,500	33,550,489
Deferred tax liabilities	4	6,150,679	7,810,834	7,697,698
Lease liabilities, noncurrent	4, 6(9), 6(28)	5,449,340	5,782,659	5,882,282
Net defined benefit liabilities, noncurrent	4	1,024,785	1,432,249	1,633,382
Guarantee deposits	6(28)	39,652,017	41,953,360	41,009,871
Other noncurrent liabilities-others	4, 6(16), 6(18)	5,410,132	3,783,283	2,725,795
Total non-current liabilities		111,919,443	116,755,484	117,526,964

Total liabilities		194,195,228	192,015,673	205,801,571

Equity attributable to the parent company
Capital	4, 6(19)
Common stock		125,563,274	125,607,164	125,284,664
Additional paid-in capital	4, 6(19), 6(20)
Premiums		4,977,376	4,960,958	4,783,516
Treasury stock transactions		4,531,955	4,531,955	4,531,955
The differences between the fair value of the consideration paid or received from acquiring or disposing subsidiaries and the carrying amounts of the subsidiaries		3,039,275	3,039,275	3,039,275
Recognition of changes in subsidiaries’ ownership		18,450	23,654	14,811
Share of changes in net assets of associates and joint ventures accounted for using equity method		548,351	328,679	340,086
Restricted stock for employees		1,856,062	1,877,097	1,610,972
Other		20,419	20,858	21,382
Retained earnings	6(19)
Legal reserve		41,466,099	36,727,862	36,727,862
Unappropriated earnings		181,240,637	190,120,643	181,453,232
Other components of equity	4, 6(20)
Exchange differences on translation of foreign operations		(12,621,178)	696,785	(1,952,212)
Unrealized gains or losses on financial assets measured at fair value through other comprehensive income		11,738,541	11,985,495	13,534,894
Unearned employee compensation		(1,319,042)	(1,992,034)	(1,186,735)
Total equity attributable to the parent company		361,060,219	377,928,391	368,203,702

Non-controlling interests	6(19)	139,975	256,613	287,164
Total equity		361,200,194	378,185,004	368,490,866

Total liabilities and equity		$555,395,422	$570,200,677	$574,292,437

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the three-month and nine-month periods ended September 30, 2025 and 2024
(Expressed in Thousands of New Taiwan Dollars, Except for Earnings per Share)

		For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	Notes	2025	2024	2025	2024
Operating revenues	4, 6(21), 7	$59,127,040	$60,485,085	$175,743,654	$171,916,474
Operating costs	4, 6(6), 6(10), 6(15), 6(20), 6(21), 6(22), 7	(41,503,722)	(40,056,240)	(125,795,593)	(114,604,975)
Gross profit		17,623,318	20,428,845	49,948,061	57,311,499
Operating expenses	4, 6(5), 6(10), 6(15), 6(20), 6(22), 7
Sales and marketing expenses		(628,043)	(716,505)	(1,838,496)	(2,078,144)
General and administrative expenses		(1,714,518)	(1,820,441)	(4,939,320)	(5,326,857)
Research and development expenses		(4,630,616)	(4,021,752)	(12,787,998)	(11,281,797)
Expected credit impairment gains (losses)		2	(121)	2,406	69,133
Subtotal		(6,973,175)	(6,558,819)	(19,563,408)	(18,617,665)
Net other operating income and expenses	4, 6(16), 6(23)	467,493	229,607	1,338,596	961,732
Operating income		11,117,636	14,099,633	31,723,249	39,655,566
Non-operating income and expenses
Interest income	4	520,899	791,468	1,759,113	2,921,979
Other income	4	760,354	786,626	1,188,968	1,200,428
Other gains and losses	4, 6(24)	1,198,962	1,183,221	112,495	561,618
Finance costs	6(24)	(454,128)	(487,223)	(1,213,456)	(1,297,052)
Share of profit or loss of associates and joint ventures	4, 6(7)	1,250,411	842,760	1,488,765	2,210,894
Exchange gain, net	4	249,773	-	-	451,966
Exchange loss, net	4	-	(652,297)	(914,678)	-
Subtotal		3,526,271	2,464,555	2,421,207	6,049,833
Income from continuing operations before income tax		14,643,907	16,564,188	34,144,456	45,705,399
Income tax benefit (expense)	4, 6(26)	300,310	(2,122,430)	(2,609,018)	(7,058,832)
Net income		14,944,217	14,441,758	31,535,438	38,646,567
Other comprehensive income (loss)	6(25)
Items that will not be reclassified subsequently to profit or loss
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	4	(1,251,557)	(1,719,254)	(1,385,697)	(331,922)
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss		1,757,268	(614,105)	1,179,449	646,834
Income tax related to items that will not be reclassified subsequently	4, 6(26)	(112,489)	(18,694)	(56,208)	21,337
Items that may be reclassified subsequently to profit or loss
Exchange differences on translation of foreign operations		8,414,143	590,295	(13,125,780)	6,571,602
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss		293,026	(46,885)	(380,212)	279,124
Income tax related to items that may be reclassified subsequently	4, 6(26)	(95,121)	(490,008)	187,910	(156,421)
Total other comprehensive income (loss)		9,005,270	(2,298,651)	(13,580,538)	7,030,554
Total comprehensive income (loss)		$23,949,487	$12,143,107	$17,954,900	$45,677,121

Net income (loss) attributable to:
Shareholders of the parent		$14,982,060	$14,472,042	$31,661,331	$38,714,347
Non-controlling interests		(37,843)	(30,284)	(125,893)	(67,780)
		$14,944,217	$14,441,758	$31,535,438	$38,646,567

Comprehensive income (loss) attributable to:
Shareholders of the parent		$23,987,246	$12,173,377	$18,080,912	$45,744,829
Non-controlling interests		(37,759)	(30,270)	(126,012)	(67,708)
		$23,949,487	$12,143,107	$17,954,900	$45,677,121

Earnings per share (NTD)	4, 6(27)
Earnings per share-basic		$1.20	$1.16	$2.54	$3.12
Earnings per share-diluted		$1.19	$1.15	$2.52	$3.08

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the nine-month periods ended September 30, 2025 and 2024
(Expressed in Thousands of New Taiwan Dollars)

		Equity Attributable to the Parent Company
		Capital		Retained Earnings			Other Components of Equity
	Notes	Common Stock	Additional Paid-in Capital	Legal Reserve	Special Reserve	Unappropriated Earnings	Exchange Differences on Translation of Foreign Operations	Unrealized Gains or Losses on Financial Assets Measured at Fair Value through Other Comprehensive Income	Unearned Employee Compensation	Total	Non- Controlling Interests	Total Equity
Balance as of January 1, 2024	6(19)	$125,298,222	$14,324,773	$30,472,125	$2,734,058	$183,847,052	$(8,646,445)	$13,199,259	$(1,991,331)	$359,237,713	$340,859	$359,578,572
Appropriation and distribution of 2023 retained earnings	6(19)
Legal reserve		-	-	6,255,737	-	(6,255,737)	-	-	-	-	-	-
Special reserve reversed		-	-	-	(2,734,058)	2,734,058	-	-	-	-	-	-
Cash dividends		-	-	-	-	(37,587,102)	-	-	-	(37,587,102)	-	(37,587,102)
Net income (loss) for the nine-month period ended September 30, 2024	6(19)	-	-	-	-	38,714,347	-	-	-	38,714,347	(67,780)	38,646,567
Other comprehensive income (loss), for the nine-month period ended September 30, 2024	6(19), 6(25)	-	-	-	-	614	6,694,233	335,635	-	7,030,482	72	7,030,554
Total comprehensive income (loss)		-	-	-	-	38,714,961	6,694,233	335,635	-	45,744,829	(67,708)	45,677,121
Share-based payment transaction	4, 6(19), 6(20)	(13,558)	22,854	-	-	-	-	-	804,596	813,892	2,046	815,938
Share of changes in net assets of associates and joint ventures accounted for using equity method		-	(18,762)	-	-	-	-	-	-	(18,762)	-	(18,762)
Changes in subsidiaries’ ownership	4, 6(19)	-	11,146	-	-	-	-	-	-	11,146	(2,074)	9,072
Non-Controlling Interests	6(19)	-	-	-	-	-	-	-	-	-	14,041	14,041
Others		-	1,986	-	-	-	-	-	-	1,986	-	1,986
Balance as of September 30, 2024	6(19)	$125,284,664	$14,341,997	$36,727,862	$-	$181,453,232	$(1,952,212)	$13,534,894	$(1,186,735)	$368,203,702	$287,164	$368,490,866

Balance as of January 1, 2025	6(19)	$125,607,164	$14,782,476	$36,727,862	$-	$190,120,643	$696,785	$11,985,495	$(1,992,034)	$377,928,391	$256,613	$378,185,004
Appropriation and distribution of 2024 retained earnings	6(19)
Legal reserve		-	-	4,738,237	-	(4,738,237)	-	-	-	-	-	-
Cash dividends		-	-	-	-	(35,787,598)	-	-	-	(35,787,598)	-	(35,787,598)
Net income (loss) for the nine-month period ended September 30, 2025	6(19)	-	-	-	-	31,661,331	-	-	-	31,661,331	(125,893)	31,535,438
Other comprehensive income (loss), for the nine-month period ended September 30, 2025	6(19), 6(25)	-	-	-	-	-	(13,317,963)	(262,456)	-	(13,580,419)	(119)	(13,580,538)
Total comprehensive income (loss)		-	-	-	-	31,661,331	(13,317,963)	(262,456)	-	18,080,912	(126,012)	17,954,900
Share-based payment transaction	4, 6(19), 6(20)	(43,890)	(5,060)	-	-	-	-	-	672,992	624,042	1,465	625,507
Share of changes in net assets of associates and joint ventures accounted for using equity method		-	219,671	-	-	(15,502)	-	15,502	-	219,671	-	219,671
Changes in subsidiaries’ ownership	4, 6(19)	-	(4,761)	-	-	-	-	-	-	(4,761)	(7,152)	(11,913)
Non-Controlling Interests	6(19)	-	-	-	-	-	-	-	-	-	15,061	15,061
Others		-	(438)	-	-	-	-	-	-	(438)	-	(438)
Balance as of September 30, 2025	6(19)	$125,563,274	$14,991,888	$41,466,099	$-	$181,240,637	$(12,621,178)	$11,738,541	$(1,319,042)	$361,060,219	$139,975	$361,200,194

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the nine-month periods ended September 30, 2025 and 2024
(Expressed in Thousands of New Taiwan Dollars)

	For the nine-month periods ended September 30,
	2025	2024
Cash flows from operating activities:
Net income before tax	$34,144,456	$45,705,399
Adjustments to reconcile net income before tax to net cash provided by operating activities:
Depreciation	41,534,788	32,802,022
Amortization	2,094,182	1,902,923
Expected credit impairment gains	(2,406)	(69,133)
Net gain of financial assets and liabilities at fair value through profit or loss	(97,300)	(541,274)
Interest expense	1,143,521	1,220,348
Interest income	(1,759,113)	(2,921,979)
Dividend income	(1,147,066)	(1,154,698)
Share-based payment	631,223	825,010
Share of profit of associates and joint ventures	(1,488,765)	(2,210,894)
Gain on disposal of property, plant and equipment	(87,732)	(58,211)
Gain on disposal of subsidiary	-	(352)
Gain on disposal of investments accounted for under the equity method	(15,201)	-
Exchange loss (gain) on financial assets and liabilities	(1,545,920)	557,468
Gain on lease modification	(3)	(8,599)
Amortization of deferred government grants	(1,096,347)	(642,100)
Income and expense adjustments	38,163,861	29,700,531
Changes in operating assets and liabilities:
Financial assets and liabilities at fair value through profit or loss	(39,079)	(458,678)
Contract assets	125,967	12,181
Accounts receivable	499,545	(3,642,313)
Other receivables	(158,161)	435,490
Inventories	(140,492)	(1,940,130)
Prepayments	147,733	(437,077)
Other current assets	21,362	(882,176)
Contract fulfillment costs	(449,592)	210,304
Contract liabilities	907,769	227,501
Accounts payable	582,281	1,370,624
Other payables	(3,590,913)	(3,837,190)
Other current liabilities	396,774	296,937
Net defined benefit liabilities	(407,464)	(571,703)
Other noncurrent liabilities-others	8,426	4,008
Cash generated from operations	70,212,473	66,193,708
Interest received	1,765,425	3,293,270
Dividend received	1,749,691	2,133,338
Interest paid	(806,463)	(886,493)
Income tax paid	(6,059,826)	(9,838,955)
Net cash provided by operating activities	66,861,300	60,894,868

(continued)

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the nine-month periods ended September 30, 2025 and 2024
(Expressed in Thousands of New Taiwan Dollars)

	For the nine-month periods ended September 30,
	2025	2024
Cash flows from investing activities:
Acquisition of financial assets at fair value through profit or loss	$(457,744)	$(1,592,881)
Proceeds from disposal of financial assets at fair value through profit or loss	424,501	811,838
Proceeds from capital reduction of financial assets at fair value through other comprehensive income	160,659	-
Acquisition of financial assets at fair value through other comprehensive income or loss	(150,000)	(64,694)
Acquisition of financial assets measured at amortized cost	(10,344,888)	(4,159,208)
Proceeds from redemption of financial assets measured at amortized cost	5,156,289	6,129,608
Acquisition of investments accounted for under the equity method	-	(533,973)
Increase in prepayment for investments	-	(10,115)
Proceeds from capital reduction of investments accounted for under the equity method	574,997	1,241,874
Disposal of subsidiary	-	(195,498)
Acquisition of property, plant and equipment	(32,918,719)	(70,268,394)
Proceeds from disposal of property, plant and equipment	102,492	119,415
Increase in refundable deposits	(217,766)	(771,260)
Decrease in refundable deposits	163,997	1,537,553
Acquisition of intangible assets	(2,321,437)	(1,922,356)
Government grants related to assets acquisition	3,751,732	728,498
Increase in other noncurrent assets-others	(19,492)	(23,765)
Decrease in other noncurrent assets-others	37	-
Net cash used in investing activities	(36,095,342)	(68,973,358)
Cash flows from financing activities:
Increase in short-term loans	17,696,086	27,618,900
Decrease in short-term loans	(10,189,000)	(24,080,000)
Proceeds from bonds issued	10,200,000	-
Bonds issuance costs	(5,480)	(65)
Redemption of bonds	-	(5,100,000)
Proceeds from long-term loans	21,359,200	25,409,930
Repayments of long-term loans	(29,777,227)	(10,289,913)
Increase in guarantee deposits	2,813	64,567
Decrease in guarantee deposits	(664,286)	(420,190)
Cash payments for the principal portion of the lease liability	(636,867)	(526,439)
Cash dividends	(35,788,012)	(37,585,177)
Change in non-controlling interests	15,061	14,041
Net cash used in financing activities	(27,787,712)	(24,894,346)
Effect of exchange rate changes on cash and cash equivalents	(3,761,090)	3,826,647
Net decrease in cash and cash equivalents	(782,844)	(29,146,189)
Cash and cash equivalents at beginning of period	105,000,226	132,553,615
Cash and cash equivalents at end of period	$104,217,382	$103,407,426

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Nine-Month Periods Ended September 30, 2025 and 2024

(Expressed in Thousands of New Taiwan Dollars unless Otherwise Specified)

1.
HISTORY AND ORGANIZATION

United Microelectronics Corporation (UMC) was incorporated in Republic of China (R.O.C.) in May 1980 and commenced operations in April 1982. UMC is a full service semiconductor wafer foundry, and provides a variety of services to satisfy customer needs. UMC’s ordinary shares were publicly listed on the Taiwan Stock Exchange (TWSE) in July 1985 and its American Depositary Shares (ADSs) were listed on the New York Stock Exchange (NYSE) in September 2000.

The address of its registered office and principal place of business is No. 3, Li-Hsin 2nd Road, Hsinchu Science Park, Hsinchu, Taiwan. The principal operating activities of UMC and its subsidiaries (collectively as “the Company”) are described in Notes 4(3) and 14.

2.
DATE AND PROCEDURES OF AUTHORIZATION OF FINANCIAL STATEMENTS FOR ISSUE

The consolidated financial statements of the Company were authorized for issue in accordance with a resolution of the Board of Directors’ meeting on October 29, 2025.

3.
NEWLY ISSUED OR REVISED STANDARDS AND INTERPRETATIONS

(1)
The Company applied International Financial Reporting Standards (“IFRS”), International Accounting Standards (“IAS”), and Interpretations issued, revised or amended which are endorsed by Financial Supervisory Commission (FSC) and become effective for annual periods beginning on or after January 1, 2025. There are no newly adopted or revised standards and interpretations that have material impact on the Company’s financial position and performance.

(2)
Standards issued by International Accounting Standards Board (“IASB”) which are endorsed by FSC, but not yet adopted by the Company are listed below:

New, Revised or Amended Standards and Interpretations	Effective Date issued by IASB
IFRS 17 “Insurance Contracts”	January 1, 2023
Amendments to IFRS 9 “Financial Instruments” and IFRS 7 “Financial Instruments: Disclosures” - Amendments to the Classification and Measurement of Financial Instruments	January 1, 2026
Annual Improvements to IFRS Accounting Standards - Volume 11	January 1, 2026
Amendments to IFRS 9 “Financial Instruments” and IFRS 7 “Financial Instruments: Disclosures” - Contracts Referencing Nature-dependent Electricity	January 1, 2026

a.
IFRS 17 “Insurance Contracts” (IFRS 17)

IFRS 17 provides a comprehensive model for insurance contracts, covering all relevant accounting aspects (including recognition, measurement, presentation and disclosure requirements). The core of IFRS 17 is the General (building block) Model, under this model, on initial recognition, an entity shall measure a group of insurance contracts at the total of the fulfilment cash flows and the contractual service margin. The carrying amount of a group of insurance contracts at the end of each reporting period shall be the sum of the liability for remaining coverage and the liability for incurred claims.

Other than the General Model, the standard also provides a specific adaptation for contracts with direct participation features (the Variable Fee Approach) and a simplified approach (Premium Allocation Approach) mainly for short-duration contracts.

IFRS 17 was issued in May 2017 and it was amended in 2020 and 2021. The amendments include deferral of the date of initial application of IFRS 17 by two years to annual beginning on or after January 1, 2023 (from the original effective date of January 1, 2021), provide additional transition reliefs, simplify some requirements to reduce the costs of applying IFRS 17 and revise some requirements to make the results easier to explain. IFRS 17 replaces an interim Standard - IFRS 4 Insurance Contracts - from annual reporting periods beginning on or after January 1, 2023.

b.
Amendments to IFRS 9 “Financial Instruments” and IFRS 7 “Financial Instruments: Disclosures” - Amendments to the Classification and Measurement of Financial Instruments

The amendments include:

i.
Clarify that a financial liability is derecognised on the settlement date and describe the accounting treatment for settlement of financial liabilities using an electronic payment system before the settlement date.

ii.
Clarify how to assess the contractual cash flow characteristics of financial assets that include environmental, social and governance (ESG)-linked features and other similar contingent features.

iii.
Clarify the treatment of non-recourse assets and contractually linked instruments.

iv.
Require additional disclosures in IFRS 7 for financial assets and liabilities with contractual terms that reference a contingent event (including those that are ESG-linked), and equity instruments classified at fair value through other comprehensive income.

c.
Amendments to IFRS 9 “Financial Instruments” and IFRS 7 “Financial Instruments: Disclosures” - Contracts Referencing Nature-dependent Electricity

The amendments include:

i.
Clarify the application of the “own-use” requirements.

ii.
Permit hedge accounting if these contracts are used as hedging instruments.

iii.
Add new disclosure requirements to enable investors to understand the effect of these contracts on a company’s financial performance and cash flows.

The Company is currently evaluating the potential impact of the aforementioned standards and interpretations listed (a) - (c) to the Company’s financial position and performance, and the related impact will be disclosed when the evaluation is completed.

(3)
Standards issued by IASB but not yet endorsed by FSC (the effective dates are to be determined by FSC) are listed below:

New, Revised or Amended Standards and Interpretations	Effective Date issued by IASB
IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures” - Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	To be determined by IASB
IFRS 18 “Presentation and Disclosure in Financial Statements”	January 1, 2027 (Note)
IFRS 19 “Disclosure Initiative - Subsidiaries without Public Accountability: Disclosures”	January 1, 2027

Note: The FSC issued a press release on September 25, 2025, announcing the plan for public companies to adopt IFRS 18 starting from the fiscal year 2028.

The potential effects of adopting the standards or interpretations issued by IASB but not yet endorsed by FSC on the Company’s financial statements in future periods are summarized as below:

a.
Amendments to IFRS 10 “Consolidated Financial Statements” (IFRS 10) and IAS 28 “Investments in Associates and Joint Ventures” (IAS 28) - Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

The amendments address the inconsistency between the requirements in IFRS 10 and IAS 28, in dealing with the loss of control of a subsidiary that is contributed to an associate or a joint venture. IAS 28 restricts gains and losses arising from contributions of non-monetary assets to an associate or a joint venture to the extent of the interest attributable to the other equity holders in the associate or joint ventures. IFRS 10 requires full profit or loss recognition on the loss of control of the subsidiary. IAS 28 was amended so that the gain or loss resulting from the sale or contribution of assets that constitute a business as defined in IFRS 3 “Business Combinations” (IFRS 3) between an investor and its associate or joint venture is recognized in full.

IFRS 10 was also amended so that the gain or loss resulting from the sale or contribution of a subsidiary that does not constitute a business as defined in IFRS 3 between an investor and its associate or joint venture is recognized only to the extent of the unrelated investors’ interests in the associate or joint venture.

b.
IFRS 18 “Presentation and Disclosure in Financial Statements” (IFRS 18)

IFRS 18 replaces IAS 1 “Presentation of Financial Statements”. The main changes in the new standard are as below:

i.
Improved comparability in the statement of profit or loss (income statement)

IFRS 18 requires entities to classify all income and expenses within their statement of profit or loss into one of five categories: operating; investing; financing; income taxes; and discontinued operations. The first three categories are new, to improve the structure of the income statement, and requires all entities to provide new defined subtotals, including operating profit or loss. The improved structure and new subtotals will give investors a consistent starting point for analyzing entities’ performance and make it easier to compare entities.

ii.
Enhanced transparency of management-defined performance measures

IFRS 18 requires entities to disclose explanations of those entity-specific measures that are related to the income statement, referred to as management-defined performance measures.

iii.
Useful grouping of information in the financial statements

IFRS 18 sets out enhanced guidance on how to organize information and whether to provide it in the primary financial statements or in the notes. The changes are expected to provide more detailed and useful information. IFRS 18 also requires entities to provide more transparency about operating expenses, helping investors to find and understand the information they need.

The Company is currently evaluating the potential impact of the aforementioned standards and interpretations listed (a) - (b) to the Company’s financial position and performance, and the related impact will be disclosed when the evaluation is completed.

4.
SUMMARY OF MATERIAL ACCOUNTING POLICIES

(1)
Statement of Compliance

The Company’s consolidated financial statements were prepared in accordance with Regulations Governing the Preparation of Financial Reports by Securities Issuers (Regulations) and IAS 34 “Interim Financial Reporting” which is endorsed and become effective by FSC.

(2)
Basis of Preparation

The consolidated financial statements have been prepared on a historical cost basis, except for financial instruments measured at fair value.

(3)
General Description of Reporting Entity

a.
Principles of consolidation

The same principles of consolidation have been applied in the Company’s consolidated financial statements as those applied in the Company’s consolidated financial statements for the year ended December 31, 2024. For the principles of consolidation, please refer to Note 4(3) of the Company’s consolidated financial statements for the year ended December 31, 2024.

b.
The consolidated entities are as follows:

			Percentage of ownership (%) As of
Investor	Subsidiary	Business nature	September 30, 2025	December 31, 2024	September 30, 2024
UMC	UMC GROUP (USA)	IC Sales	100.00	100.00	100.00
UMC	UNITED MICROELECTRONICS (EUROPE) B.V. (UME BV)	Marketing support activities	100.00	100.00	100.00
UMC	UMC CAPITAL CORP.	Investment holding	100.00	100.00	100.00
UMC	GREEN EARTH LIMITED (GE)	Investment holding	100.00	100.00	100.00
UMC	TLC CAPITAL CO., LTD. (TLC)	Venture capital	100.00	100.00	100.00
UMC	UMC INVESTMENT (SAMOA) LIMITED	Investment holding	100.00	100.00	100.00
UMC	FORTUNE VENTURE CAPITAL CORP. (FORTUNE)	Consulting and planning for venture capital	100.00	100.00	100.00

			Percentage of ownership (%) As of
Investor	Subsidiary	Business nature	September 30, 2025	December 31, 2024	September 30, 2024
UMC	UMC KOREA CO., LTD. (UMC KOREA)	Marketing support activities	100.00	100.00	100.00
UMC	OMNI GLOBAL LIMITED (OMNI)	Investment holding	100.00	100.00	100.00
UMC	SINO PARAGON LIMITED	Investment holding	100.00	100.00	100.00
UMC	BEST ELITE INTERNATIONAL LIMITED (BE)	Investment holding	100.00	100.00	100.00
UMC	UNITED SEMICONDUCTOR JAPAN CO., LTD. (USJC)	Sales and manufacturing of integrated circuits	100.00	100.00	100.00
UMC and FORTUNE	WAVETEK MICROELECTRONICS CORPORATION (WAVETEK)	Sales and manufacturing of integrated circuits	79.28	79.54	79.80
TLC	SOARING CAPITAL CORP.	Investment holding	100.00	100.00	100.00
SOARING CAPITAL CORP.	UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment holding and advisory	100.00	100.00	100.00
GE	UNITED MICROCHIP CORPORATION	Investment holding	100.00	100.00	100.00
FORTUNE	TERA ENERGY DEVELOPMENT CO., LTD. (TERA ENERGY)	Energy technical services	92.64	94.93	94.80
TERA ENERGY	EVERRICH ENERGY INVESTMENT (HK) LIMITED (EVERRICH-HK)	Investment holding	100.00	100.00	100.00
EVERRICH-HK	EVERRICH (JINING) NEW ENERGY TECHNOLOGY CO., LTD. (formerly EVERRICH (SHANDONG) ENERGY CO., LTD.)	Solar engineering integrated design services	100.00	100.00	100.00
OMNI	UNITED MICROTECHNOLOGY CORPORATION (CALIFORNIA)	Research and development	100.00	100.00	100.00
OMNI	ECP VITA PTE. LTD.	Insurance	100.00	100.00	100.00

			Percentage of ownership (%) As of
Investor	Subsidiary	Business nature	September 30, 2025	December 31, 2024	September 30, 2024
WAVETEK	WAVETEK MICROELECTRONICS CORPORATION (USA)	Marketing service	100.00	100.00	100.00
BE	INFOSHINE TECHNOLOGY LIMITED (INFOSHINE)	Investment holding	100.00	100.00	100.00
INFOSHINE	OAKWOOD ASSOCIATES LIMITED (OAKWOOD)	Investment holding	100.00	100.00	100.00
OAKWOOD	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. (HEJIAN)	Sales and manufacturing of integrated circuits	100.00	99.9985	99.9985
UNITED MICROCHIP CORPORATION and HEJIAN	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD. (USCXM)	Sales and manufacturing of integrated circuits	100.00	100.00	100.00

(4)
Other Material Accounting Policies

The same accounting policies of consolidation have been applied in the Company’s consolidated financial statements as those applied in the Company’s consolidated financial statements for the year ended December 31, 2024. For the summary of material accounting policies, please refer to Note 4 of the Company’s consolidated financial statements for the year ended December 31, 2024.

5.
SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The same significant accounting judgments, estimates and assumptions have been applied in the Company’s consolidated financial statements for the nine-month period ended September 30, 2025 as those applied in the Company’s consolidated financial statements for the year ended December 31, 2024. For significant accounting judgments, estimates and assumptions, please refer to Note 5 of the Company’s consolidated financial statements for the year ended December 31, 2024.

6.
CONTENTS OF SIGNIFICANT ACCOUNTS

(1)
Cash and Cash Equivalents

	As of
	September 30, 2025	December 31, 2024	September 30, 2024
Cash on hand and petty cash	$6,550	$6,258	$6,291
Checking and savings accounts	30,622,186	25,388,395	23,054,778
Time deposits	67,186,108	73,507,742	74,816,072
Repurchase agreements collateralized by government bonds and corporate notes	6,402,538	6,097,831	5,530,285
Total	$104,217,382	$105,000,226	$103,407,426

(2)
Financial Assets at Fair Value through Profit or Loss

	As of
	September 30, 2025	December 31, 2024	September 30, 2024
Financial assets mandatorily measured at fair value through profit or loss
Common stocks	$8,889,706	$8,759,564	$8,968,956
Preferred stocks	3,292,740	3,475,613	3,116,929
Funds	4,844,341	5,792,863	6,532,398
Convertible bonds	587,248	363,430	419,092
Forward exchange contracts	-	2	8,696
Others	70,505	65,460	63,200
Total	$17,684,540	$18,456,932	$19,109,271

Current	$609,971	$606,018	$635,316
Non-current	17,074,569	17,850,914	18,473,955
Total	$17,684,540	$18,456,932	$19,109,271

(3)
Financial Assets at Fair Value through Other Comprehensive Income

	As of
	September 30, 2025	December 31, 2024	September 30, 2024
Equity instruments
Common stocks	$15,612,932	$17,004,448	$17,223,196
Preferred stocks	200,039	204,880	193,536
Total	$15,812,971	$17,209,328	$17,416,732

Current	$5,280,436	$5,893,377	$6,081,214
Non-current	10,532,535	11,315,951	11,335,518
Total	$15,812,971	$17,209,328	$17,416,732

a.
These investments in equity instruments are held for medium to long-term purposes and therefore are accounted for as fair value through other comprehensive income.

b.
Dividend income recognized in profit or loss from equity instruments designated as fair value through other comprehensive income were listed below:

	For the three-month periods ended September 30,
	2025	2024
Held at end of period	$654,548	$689,462
Derecognized during the period	-	-
Total	$654,548	$689,462

	For the nine-month periods ended September 30,
	2025	2024
Held at end of period	$853,924	$888,826
Derecognized during the period	-	-
Total	$853,924	$888,826

c.
UMC issued unsecured exchangeable bonds where the bondholders may exchange the bonds at any time on or after October 8, 2021 and prior to June 27, 2026 into NOVATEK common shares which UMC holds and accounts for as equity instruments investments measured at fair value through other comprehensive income. Please refer to Note 6(13) for the Company’s unsecured exchangeable bonds.

(4)
Financial Assets Measured at Amortized Cost

	As of
	September 30, 2025	December 31, 2024	September 30, 2024
Time deposits with original maturities over three months	$8,932,294	$3,739,224	$4,331,331

Current	$8,932,294	$3,739,224	$4,302,460
Non-current	-	-	28,871
Total	$8,932,294	$3,739,224	$4,331,331

(5)
Accounts Receivable, Net

	As of
	September 30, 2025	December 31, 2024	September 30, 2024
Accounts receivable	$31,650,655	$32,734,422	$33,054,571
Less: loss allowance	(8,100)	(10,996)	(11,050)
Net	$31,642,555	$32,723,426	$33,043,521

Aging analysis of accounts receivable:

	As of
	September 30, 2025	December 31, 2024	September 30, 2024
Neither past due	$29,130,437	$29,338,097	$28,385,654
Past due:
≤ 30 days	2,449,922	3,292,457	3,988,058
31 to 60 days	38,246	77,929	154,075
61 to 90 days	7,292	1,249	10,971
91 to 120 days	2,501	1,115	12
≥ 121 days	22,257	23,575	515,801
Subtotal	2,520,218	3,396,325	4,668,917
Total	$31,650,655	$32,734,422	$33,054,571

Movement of loss allowance for accounts receivable:

	For the nine-month periods ended September 30,
	2025	2024
Beginning balance	$10,996	$79,062
Net recognition (reversal) for the period	(2,896)	(68,012)
Ending balance	$8,100	$11,050

The collection periods for third party domestic sales and third party overseas sales were month-end 30 - 60 days and net 30 - 60 days, respectively.

An impairment analysis is performed at each reporting date to measure expected credit losses (ECLs) of accounts receivable. For the receivables past due within 60 days, including not past due, the Company estimates an expected credit loss rate to calculate ECLs. For the nine-month periods ended September 30, 2025 and 2024, the expected credit loss rates were not greater than 0.2%. The rate is determined based on the Company’s historical credit loss experience and customer’s current financial condition, adjusted for forward-looking factors such as customer’s economic environment. For the receivables past due over 60 days, the Company applies the aforementioned rate and assesses individually whether to recognize additional expected credit losses by considering customer’s operating condition and debt-paying ability.

(6)
Inventories, Net

	As of
	September 30, 2025	December 31, 2024	September 30, 2024
Raw materials	$9,987,157	$10,731,866	$11,980,054
Supplies and spare parts	5,854,886	6,238,353	6,176,399
Work in process	17,379,060	16,051,506	16,892,608
Finished goods	1,959,403	2,760,739	3,040,977
Total	$35,180,506	$35,782,464	$38,090,038

a.
For the three-month periods ended September 30, 2025 and 2024, the Company recognized NT$39,556 million and NT$38,098 million, respectively, in operating costs, of which NT$488 million was related to reversal of write-down of inventories and NT$560 million were related to write-down of inventories. For the nine-month periods ended September 30, 2025 and 2024, the Company recognized NT$119,869 million and NT$108,371 million, respectively, in operating cost, of which NT$1,006 million and NT$523 million was related to write-down of inventories.

b.
None of the aforementioned inventories were pledged.

(7)
Investments Accounted for Under the Equity Method

a.
Details of investments accounted for under the equity method are as follows:

	As of
	September 30, 2025		December 31, 2024		September 30, 2024
Investee companies	Amount	Percentage of ownership or voting rights	Amount	Percentage of ownership or voting rights	Amount	Percentage of ownership or voting rights
Listed companies
SILICON INTEGRATED SYSTEMS CORP. (SIS) (Note A)	$3,378,448	17.99	$2,977,838	19.02	$3,526,791	19.02
FARADAY TECHNOLOGY CORP. (FARADAY) (Note B)	2,437,201	13.80	2,492,118	13.80	2,502,993	13.80
UNIMICRON TECHNOLOGY CORP. (UNIMICRON) (Note C)	13,592,545	13.01	13,853,588	13.01	13,864,927	13.05
Unlisted companies
MTIC HOLDINGS PTE. LTD. (Note D)	-	45.44	-	45.44	-	45.44
UNITECH CAPITAL INC.	566,295	42.00	556,610	42.00	527,060	42.00
TRIKNIGHT CAPITAL CORPORATION (TRIKNIGHT) (Note E)	862,339	40.00	1,298,112	40.00	1,580,752	40.00
HSUN CHIEH CAPITAL CORP.	245,969	40.00	266,066	40.00	258,533	40.00
PURIUMFIL INC. (Note F)	9,144	40.00	12,423	40.00	13,309	40.00
HSUN CHIEH INVESTMENT CO., LTD. (HSUN CHIEH) (Note G)	12,200,237	36.49	11,654,611	36.49	13,374,490	36.49

	As of
	September 30, 2025		December 31, 2024		September 30, 2024
Investee companies	Amount	Percentage of ownership or voting rights	Amount	Percentage of ownership or voting rights	Amount	Percentage of ownership or voting rights
YANN YUAN INVESTMENT CO., LTD. (YANN YUAN)	$11,247,379	26.78	$10,067,226	26.78	$11,044,207	26.78
UNITED LED CORPORATION HONG KONG LIMITED	117,555	25.14	101,468	25.14	101,668	25.14
VSENSE CO., LTD. (VSENSE) (Note D and H)	-	-	-	23.98	-	23.98
TRANSLINK CAPITAL PARTNERS I, L.P. (Note I)	-	-	40,545	10.38	50,215	10.38
Total	$44,657,112		$43,320,605		$46,844,945

Note A:
In August 2023, the board chairman of SIS changed and became the same person as the board chairman of UMC. After considering the comprehensive conditions, including ownership interest held and representation on Board of Directors of SIS, etc., the Company determines that it has significant influence over SIS and accounts for its investment in SIS as an associate. SIS executed a capital reduction and refunded NT$499 million based on UMC’s stockholding percentage in July 2024.

Note B:
Beginning from June 2015, the Company accounts for its investment in FARADAY as an associate given the fact that UMC obtained the ability to exercise significant influence over FARADAY through representation on its Board of Directors. The Company participated in the capital increase of FARADAY in March 2024. Please refer to Note 7 for the relevant information.

Note C:
Beginning from June 2020, the Company accounts for its investment in UNIMICRON as an associate given the fact that UMC obtained the ability to exercise significant influence over UNIMICRON through representation on its Board of Directors.

Note D:
When the Company’s share of losses of an associate equals or exceeds its interest in that associate, the Company discontinues recognizing its share of further losses. Additional losses and liabilities are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of that associate.
Note E:
TRIKNIGHT executed a capital reduction and refunded NT$232 million, NT$400 million and NT$360 million based on UMC’s stockholding percentage in June 2025, July 2024 and December 2024, respectively.

Note F:
In August 2025, the Board of Directors of the Company’s subsidiary, TERA ENERGY, resolved to merge with PURIUMFIL INC., with TERA ENERGY as the surviving company. The effective date of merger is October 3, 2025.

Note G:
HSUN CHIEH executed a capital reduction and refunded NT$343 million and NT$343 million based on UMC’s stockholding percentage in March 2025 and April 2024, respectively.

Note H:
VSENSE has ceased operations. The Company’s subsidiary no longer participates in the financial and operating policy decisions of the investee, therefore losing significant influence over it. Accordingly, the investment was discontinued from being accounted for under the equity method and was reclassified as a financial asset at fair value through profit or loss.

Note I:
The Company follows international accounting practices in equity accounting for limited partnerships and uses the equity method to account for these investees. The investee was dissolved in April 2025.

The carrying amount of investments accounted for using the equity method for which there are published price quotations amounted to NT$19,408 million, NT$19,324 million and NT$19,895 million as of September 30, 2025, December 31, 2024 and September 30, 2024, respectively. The fair value of these investments were NT$41,139 million, NT$43,305 million and NT$44,783 million as of September 30, 2025, December 31, 2024 and September 30, 2024, respectively.

Certain investments accounted for under the equity method were reviewed by other independent accountants. Shares of profit or loss of these associates and joint ventures amounted to NT$1,088 million, NT$358 million, NT$1,005 million and NT$1,378 million for the three-month and nine-month periods ended September 30, 2025 and 2024, respectively. Share of other comprehensive income (loss) of these associates and joint ventures amounted to NT$329 million, NT$(65) million, NT$(298) million and NT$274 million for the three-month and nine-month periods ended September 30, 2025 and 2024, respectively. The balances of investments accounted for under the equity method were NT$27,221 million, NT$27,670 million and NT$29,347 million as of September 30, 2025, December 31, 2024 and September 30, 2024, respectively.

Although the Company is the largest shareholder of some associates, after comprehensive assessment, the Company does not own the major voting rights as the remaining voting rights holders are able to align and prevent the Company from ruling the relevant operation. Therefore, the Company does not control but has significant influence over the aforementioned associates.

None of the aforementioned associates were pledged.

b.
Financial information of associates:

There is no individually significant associate for the Company. When an associate is a foreign operation, and the functional currency of the foreign entity is different from the Company, an exchange difference arising from translation of the foreign entity will be recognized in other comprehensive income (loss). Such exchange differences recognized in other comprehensive income (loss) in the financial statements for the three-month and nine-month periods ended September 30, 2025 and 2024 were NT$25 million, NT$(18) million, NT$(58) million and NT$27 million, respectively, which were not included in the following table.

The aggregate amount of the Company’s share of all its individually immaterial associates that are accounted for using the equity method were as follows:

	For the three-month periods ended September 30,
	2025	2024
Income (loss) from continuing operations	$1,250,411	$842,760
Other comprehensive income (loss)	2,025,702	(642,823)
Total comprehensive income (loss)	$3,276,113	$199,937

	For the nine-month periods ended September 30,
	2025	2024
Income (loss) from continuing operations	$1,488,765	$2,210,894
Other comprehensive income (loss)	856,861	898,826
Total comprehensive income (loss)	$2,345,626	$3,109,720

c.
Details of UMC’s stock (thousand shares) held by the Company’s associates are as follows:

	As of
	September 30, 2025	December 31, 2024	September 30, 2024
HSUN CHIEH	441,371	441,371	441,371
SIS	266,580	266,580	266,580
YANN YUAN	192,963	192,963	192,963
UNIMICRON and its Subsidiaries	47	47	47
Total	900,961	900,961	900,961

(8)
Property, Plant and Equipment

a.
For the nine-month period ended September 30, 2025:

Assets Used by the Company:

Cost:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2025	$1,410,796	$65,588,012	$1,126,546,727	$78,020	$9,533,232	$68,407	$44,767,602	$1,247,992,796
Additions	-	26,708	-	-	-	-	31,099,421	31,126,129
Disposals	-	(15,629)	(2,862,503)	(360)	(6,759)	-	-	(2,885,251)
Transfers and reclassifications	-	2,887,729	52,136,849	2,354	1,229,032	2,163	(50,861,410)	5,396,717
Exchange effect	(10,828)	(2,503,784)	(20,907,434)	(1,661)	(64,731)	(3,567)	(2,677,719)	(26,169,724)
As of September 30, 2025	$1,399,968	$65,983,036	$1,154,913,639	$78,353	$10,690,774	$67,003	$22,327,894	$1,255,460,667

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2025	$-	$25,675,000	$937,309,791	$61,733	$7,534,386	$67,464	$-	$970,648,374
Depreciation	-	1,683,756	38,835,793	3,030	440,317	1,560	-	40,964,456
Disposals	-	(15,629)	(2,856,293)	(360)	(6,759)	-	-	(2,879,041)
Exchange effect	-	(357,768)	(16,465,435)	(1,203)	(48,250)	(3,492)	-	(16,876,148)
As of September 30, 2025	$-	$26,985,359	$956,823,856	$63,200	$7,919,694	$65,532	$-	$991,857,641
Net carrying amount:
As of September 30, 2025	$1,399,968	$38,997,677	$198,089,783	$15,153	$2,771,080	$1,471	$22,327,894	$263,603,026

Assets Subject to Operating Leases:

Cost:

	Land	Buildings	Machinery and equipment	Furniture and fixtures	Total
As of January 1, 2025	$536,721	$2,461,012	$6,345	$1,409,464	$4,413,542
Disposals	-	(1,250)	-	(512)	(1,762)
Transfers and reclassifications	-	19,858	-	4,691	24,549
Exchange effect	(1,652)	(21,382)	-	(11,458)	(34,492)
As of September 30, 2025	$535,069	$2,458,238	$6,345	$1,402,185	$4,401,837

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Furniture and fixtures	Total
As of January 1, 2025	$-	$1,347,206	$6,345	$1,345,376	$2,698,927
Depreciation	-	29,462	-	11,032	40,494
Disposals	-	(476)	-	(512)	(988)
Exchange effect	-	(13,381)	-	(11,104)	(24,485)
As of September 30, 2025	$-	$1,362,811	$6,345	$1,344,792	$2,713,948
Net carrying amount:
As of September 30, 2025	$535,069	$1,095,427	$-	$57,393	$1,687,889

b.
For the nine-month period ended September 30, 2024:

Assets Used by the Company:

Cost:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2024	$1,430,338	$38,369,863	$1,021,498,821	$71,712	$8,873,468	$65,823	$82,358,651	$1,152,668,676
Additions	-	30,056	-	-	-	-	64,507,409	64,537,465
Disposals	-	(1,019)	(1,556,187)	-	(69,409)	-	(708)	(1,627,323)
Disposal of a subsidiary	-	(119,012)	-	-	(40,258)	-	-	(159,270)
Transfers and reclassifications	-	1,319,623	76,374,580	741	532,426	-	(75,634,927)	2,592,443
Exchange effect	13,469	568,700	9,100,516	961	64,198	1,614	2,035,869	11,785,327
As of September 30, 2024	$1,443,807	$40,168,211	$1,105,417,730	$73,414	$9,360,425	$67,437	$73,266,294	$1,229,797,318

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2024	$-	$24,028,140	$884,088,674	$56,257	$7,056,013	$63,038	$-	$915,292,122
Depreciation	-	1,045,620	30,811,061	3,444	381,837	1,744	-	32,243,706
Disposals	-	(110)	(1,512,043)	-	(68,972)	-	-	(1,581,125)
Disposal of a subsidiary	-	(27,012)	-	-	(20,005)	-	-	(47,017)
Exchange effect	-	215,807	8,903,111	689	53,387	1,591	-	9,174,585
As of September 30, 2024	$-	$25,262,445	$922,290,803	$60,390	$7,402,260	$66,373	$-	$955,082,271
Net carrying amount:
As of September 30, 2024	$1,443,807	$14,905,766	$183,126,927	$13,024	$1,958,165	$1,064	$73,266,294	$274,715,047

Assets Subject to Operating Leases:

Cost:

	Land	Buildings	Machinery and equipment	Furniture and fixtures	Total
As of January 1, 2024	$539,703	$2,440,917	$6,345	$1,385,740	$4,372,705
Transfers and reclassifications	-	-	-	14,531	14,531
Exchange effect	2,055	11,970	-	8,876	22,901
As of September 30, 2024	$541,758	$2,452,887	$6,345	$1,409,147	$4,410,137

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Furniture and fixtures	Total
As of January 1, 2024	$-	$1,297,068	$6,345	$1,322,598	$2,626,011
Depreciation	-	29,358	-	10,529	39,887
Exchange effect	-	5,814	-	8,756	14,570
As of September 30, 2024	$-	$1,332,240	$6,345	$1,341,883	$2,680,468
Net carrying amount:
As of September 30, 2024	$541,758	$1,120,647	$-	$67,264	$1,729,669

c.
Details of interest expense capitalized were as follows:

	For the nine-month periods ended September 30,
	2025	2024
Interest expense capitalized	$6,777	$10,142
Interest rates applied	1.64% - 1.81%	1.52% - 1.95%

d.
Please refer to Note 8 for property, plant and equipment pledged as collateral.

(9)
Leases

The Company leases various properties, such as land (including land use right), buildings, machinery and equipment, transportation equipment and other equipment with lease terms of 2 to 31 years, except for the land use rights with lease term of 50 years. Most lease contracts of land located in R.O.C state that lease payments will be adjusted based on the announced land value. The Company does not have purchase options of leased land at the end of the lease terms.

a.
The Company as a lessee

(a)
Right-of-use Assets

	As of
	September 30, 2025	December 31, 2024	September 30, 2024
Land (including land use right)	$5,367,527	$5,755,484	$5,825,525
Buildings	122,194	168,568	187,774
Machinery and equipment	1,975,073	2,082,479	2,025,948
Transportation equipment	8,066	12,561	13,948
Other equipment	20,668	19,923	4,270
Net	$7,493,528	$8,039,015	$8,057,465

	For the three-month periods ended September 30,
	2025	2024
Depreciation
Land (including land use right)	$92,942	$95,225
Buildings	19,527	21,628
Machinery and equipment	58,140	58,744
Transportation equipment	2,656	2,534
Other equipment	977	331
Total	$174,242	$178,462

	For the nine-month periods ended September 30,
	2025	2024
Depreciation
Land (including land use right)	$281,024	$282,495
Buildings	59,956	66,105
Machinery and equipment	178,520	160,726
Transportation equipment	7,613	8,279
Other equipment	2,725	824
Total	$529,838	$518,429

i.
For the nine-month periods ended September 30, 2025 and 2024, the Company’s addition to right-of-use assets amounted to NT$334 million and NT$1,523 million, respectively.

ii.
Please refer to Note 8 for right-of-use assets pledged as collateral.

(b)
Lease Liabilities

	As of
	September 30, 2025	December 31, 2024	September 30, 2024
Current	$644,247	$636,357	$628,299
Non-current	5,449,340	5,782,659	5,882,282
Total	$6,093,587	$6,419,016	$6,510,581

Please refer to Note 6(24) for the interest expenses on the lease liabilities.

b.
The Company as a lessor

The Company entered into leases on certain property, plant and equipment which are classified as operating leases as they did not transfer substantially all of the risks and rewards incidental to ownership of the underlying assets. The main contracts are to lease the dormitory to the employees with cancellation clauses. Please refer to Note 6(8) for relevant disclosure of property, plant and equipment for operating leases.

(10)
Intangible Assets

For the nine-month period ended September 30, 2025:

Cost:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2025	$15,012	$5,476,499	$2,042,479	$2,951,272	$10,485,262
Additions	-	1,874,265	7,769	551,892	2,433,926
Write-off	-	(1,543,809)	-	(422,902)	(1,966,711)
Exchange effect	-	(58,290)	(482,681)	(2,376)	(543,347)
As of September 30, 2025	$15,012	$5,748,665	$1,567,567	$3,077,886	$10,409,130

Accumulated Amortization and Impairment:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2025	$7,398	$3,231,115	$1,162,797	$1,929,637	$6,330,947
Amortization	-	1,281,288	186,484	566,905	2,034,677
Write-off	-	(1,543,809)	-	(422,902)	(1,966,711)
Exchange effect	-	(25,426)	(417,904)	(2,725)	(446,055)
As of September 30, 2025	$7,398	$2,943,168	$931,377	$2,070,915	$5,952,858
Net carrying amount:
As of September 30, 2025	$7,614	$2,805,497	$636,190	$1,006,971	$4,456,272

For the nine-month period ended September 30, 2024:

Cost:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2024	$15,012	$5,466,077	$1,773,541	$3,310,641	$10,565,271
Additions	-	774,207	-	397,932	1,172,139
Write-off	-	(1,201,819)	(214,874)	(251,919)	(1,668,612)
Disposal of a subsidiary	-	(3,143)	-	-	(3,143)
Reclassifications	-	6,097	-	-	6,097
Exchange effect	-	39,531	498,823	3,473	541,827
As of September 30, 2024	$15,012	$5,080,950	$2,057,490	$3,460,127	$10,613,579

Accumulated Amortization and Impairment:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2024	$7,398	$2,890,831	$908,965	$2,385,522	$6,192,716
Amortization	-	1,214,886	157,217	493,551	1,865,654
Write-off	-	(1,201,819)	(214,874)	(251,919)	(1,668,612)
Disposal of a subsidiary	-	(2,020)	-	-	(2,020)
Exchange effect	-	26,563	342,434	3,412	372,409
As of September 30, 2024	$7,398	$2,928,441	$1,193,742	$2,630,566	$6,760,147
Net carrying amount:
As of September 30, 2024	$7,614	$2,152,509	$863,748	$829,561	$3,853,432

The amortization amounts of intangible assets were as follows:

	For the three-month periods ended September 30,
	2025	2024
Operating costs	$320,411	$267,758
Operating expenses	$346,999	$362,974

	For the nine-month periods ended September 30,
	2025	2024
Operating costs	$930,889	$702,675
Operating expenses	$1,103,788	$1,162,979

(11)
Short-Term Loans

	As of
	September 30, 2025	December 31, 2024	September 30, 2024
Unsecured bank loans	$16,060,185	$8,515,000	$17,068,900

As of
	September 30, 2025	December 31, 2024	September 30, 2024
Interest rates applied	1.78% - 4.96%	1.87% - 2.99%	1.79% - 2.72%

(12)
Financial Liabilities at Fair Value through Profit or Loss, Current

	As of
	September 30, 2025	December 31, 2024	September 30, 2024
Embedded derivatives in exchangeable bonds	$312,462	$899,961	$1,086,488
Forward exchange contracts	2,081	1,039	-
Total	$314,543	$901,000	$1,086,488

(13)
Bonds Payable

	As of
	September 30, 2025	December 31, 2024	September 30, 2024
Unsecured domestic bonds payable	$34,800,000	$24,600,000	$28,000,000
Unsecured exchangeable bonds payable	5,757,373	5,757,373	5,757,373
Less: Discounts on bonds payable	(169,407)	(305,805)	(353,956)
Total	40,387,966	30,051,568	33,403,417
Less: Current or exchangeable portion due within one year	(11,109,608)	(5,466,589)	(8,819,770)
Net	$29,278,358	$24,584,979	$24,583,647

a.
UMC issued domestic unsecured corporate bonds. The terms and conditions of the bonds are as follows:

Term	Issuance date	Issued amount	Coupon rate	Repayment
Seven-year	In early October 2017	NT$3,400 million	1.13%	Interest was paid annually and the principal was fully repaid in October 2024.
Five-year	In late April 2021	NT$5,500 million	0.57%	Interest will be paid annually and the principal will be repayable in April 2026 upon maturity.
Seven-year	In late April 2021	NT$2,000 million	0.63%	Interest will be paid annually and the principal will be repayable in April 2028 upon maturity.
Ten-year (Green bond)	In late April 2021	NT$2,100 million	0.68%	Interest will be paid annually and the principal will be repayable in April 2031 upon maturity.

Term	Issuance date	Issued amount	Coupon rate	Repayment
Five-year	In mid-December 2021	NT$5,000 million	0.63%	Interest will be paid annually and the principal will be repayable in December 2026 upon maturity.
Five-year (Green bond)	In mid-September 2023	NT$10,000 million	1.62%	Interest will be paid annually and the principal will be repayable in September 2028 upon maturity.
Five-year (Green bond)	In late June 2025	NT$2,000 million	1.94%	Interest will be paid annually and the principal will be repayable in June 2030 upon maturity.
Five-year	In late June 2025	NT$3,200 million	1.99%	Interest will be paid annually and the principal will be repayable in June 2030 upon maturity.
Three-year	In late August 2025	NT$5,000 million	1.80%	Interest will be paid annually and the principal will be repayable in August 2028 upon maturity.

b.
On July 7, 2021, UMC issued SGX-ST listed currency linked zero coupon exchangeable bonds. In accordance with IFRS 9, the value of the exchange right, call option and put option (together referred to as Option) of the exchangeable bonds was separated from the host and accounted for as “financial liabilities at fair value through profit or loss, current”. The effective rate of the host bond was 3.49%. The terms and conditions of the bonds are as follows:

i.
Issue Amount: USD 400 million

ii.
Period: July 7, 2021 - July 7, 2026 (Maturity Date)

iii.
Redemption:
(i)
UMC may, at its option, redeem in whole or in part at the principal amount of the bonds with an interest calculated at the rate of -0.625% per annum (the Early Redemption Amount) at any time after the third anniversary from the issue date and prior to the Maturity Date, if the closing price of the common shares of NOVATEK MICROELECTRONICS CORPORATION (NOVATEK) on the TWSE, converted into U.S. dollars at the prevailing exchange rate, for 20 out of 30 consecutive trading days prior to the publication of the redemption notice is at least 130% of the quotient of the Early Redemption Amount multiplied by the then exchange price (converted into U.S. dollars at the Fixed Exchange Rate), divided by the principal amount of the bonds. The Early Redemption Amount will be converted into NTD based on the Fixed Exchange Rate (NTD 27.902=USD 1.00), and this fixed NTD amount will then be converted using the prevailing exchange rate at the time of redemption for payment in USD.

(ii)
UMC may redeem the outstanding bonds in whole, but not in part, at the Early Redemption Amount, in the event that over 90% of the bonds have been previously redeemed, repurchased and cancelled or exchanged.
(iii)
In the event of any change in ROC taxation resulting in increase of tax obligation or the necessity to pay additional interest expense or increase of additional costs to UMC, UMC may redeem the outstanding bonds in whole, but not in part, at the Early Redemption Amount. Bondholders may elect not to have their bonds redeemed but with no entitlement to any additional amounts or reimbursement of additional taxes.
(iv)
All or any portion of the bonds will be redeemable at put price at the option of bondholders on July 7, 2024 at 98.14% of the principal amount.
(v)
In the event that the common shares of NOVATEK cease to be listed or are suspended from trading for a period equal to or exceeding 30 consecutive trading days on the TWSE, each bondholder shall have the right to require UMC to redeem the bonds, in whole but not in part, at the Early Redemption Amount.
(vi)
Upon the occurrence of a change of control (as defined in the indenture) of UMC, each bondholder shall have the right to require UMC to redeem the bonds, in whole but not in part, at the Early Redemption Amount.

iv.
Terms of Exchange:
(i)
Underlying Securities: Common Shares of NOVATEK
(ii)
Exchange Period: The bonds are exchangeable at any time on or after October 8, 2021 and prior to June 27, 2026, into NOVATEK common shares.

If for any reason UMC does not have sufficient NOVATEK common shares to deliver upon the exchange of any bond, then, UMC will pay to the exchanging bondholder an amount in U.S. dollars equal to the product of the volume-weighted average closing price per NOVATEK common share on the TWSE for five consecutive trading days starting from and including the applicable exercise date (as defined in the indenture) (or such fewer number of trading days as are available within ten days starting from and including the applicable exercise date) each converted into USD at the prevailing rate on the day preceding the applicable trading day and the number of NOVATEK common shares that UMC is unable to deliver. Provided, however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the converting holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.

(iii)
Exchange Price and Adjustment: The exchange price was originally NT$731.25 per NOVATEK common share. The exchange price will be subject to adjustments upon the occurrence of certain events set out in the indenture. The exchange price was NT$479.8 per NOVATEK common share on September 30, 2025.

v.
Redemption on the Maturity Date:

The bonds will be redeemed with 96.92% principal amount on the maturity date unless:

(i)
UMC shall have redeemed the bonds at the option of UMC, or the bonds shall have been redeemed at option of the bondholder,
(ii)
The bondholders shall have exercised the exchange right before maturity, or
(iii)
The bonds shall have been redeemed or repurchased by UMC and cancelled.

On July 7, 2024, there were no bondholders that required UMC to redeem the outstanding exchangeable bonds.

As of September 30, 2025, December 31, 2024 and September 30, 2024, UMC has cumulatively repurchased and cancelled the outstanding principal amount of exchangeable bonds totaling USD 187.1 million, USD 187.1 million and USD 187.1 million, respectively with derecognition of the related derivative financial liabilities.

(14)
Long-Term Loans

a.
Details of long-term loans as of September 30, 2025, December 31, 2024 and September 30, 2024 were as follows:

	As of
Lenders	September 30, 2025	December 31, 2024	September 30, 2024	Redemption
NTD secured bank loans	$411,583	$494,920	$503,228	Repayable from October 19, 2015 to October 15, 2031.
RMB secured bank loans	4,185,488	10,025,233	10,191,725	Repayable from March 19, 2021 to March 18, 2031.
NTD unsecured bank loans	8,458,167	5,919,266	6,029,333	Repayable from March 24, 2023 to March 15, 2031.
USD unsecured bank loans	-	1,237,490	1,393,053	Repayable from June 24, 2023 to June 24, 2026.
NTD unsecured revolving bank loans (Note)	14,400,000	17,500,000	20,400,000	Repayable from March 2, 2023 to December 31, 2029.
USD unsecured revolving bank loans (Note)	-	1,300,000	-	Settlement due on September 26, 2029.
Subtotal	27,455,238	36,476,909	38,517,339
Less: Current portion	(2,975,986)	(5,528,409)	(4,966,850)
Total	$24,479,252	$30,948,500	$33,550,489

As of
	September 30, 2025	December 31, 2024	September 30, 2024
Interest rates applied	1.53% - 2.98%	1.53% - 5.49%	1.53% - 5.83%

Note:

The bank loans are available on a revolving basis during the contract period. As of September 30, 2025, December 31, 2024, and September 30, 2024, the available revolving line of credit amounted to NT$54.3 billion, NT$43.3 billion and NT$31.5 billion, respectively. The abovementioned unused line of credit were NT$39.9 billion, NT$24.5 billion and NT$11.1 billion, respectively.

b.
Please refer to Note 8 for property, plant and equipment and right-of-use assets pledged as collateral for long-term loans.

(15)
Post-Employment Benefits

a.
Defined contribution plan

The employee pension plan under the Labor Pension Act of R.O.C. is a defined contribution plan. Pursuant to the plan, UMC and its domestic subsidiaries make monthly contributions of 6% based on each individual employee’s salary or wage to employees’ pension accounts. Pension benefits for employees of the Singapore branch and subsidiaries overseas are provided in accordance with the local regulations. Total pension expenses of NT$528 million, NT$501 million, NT$1,534 million and NT$1,482 million were contributed by the Company for the three-month and nine -month periods ended September 30, 2025 and 2024, respectively.

b.
Defined benefit plan

The employee pension plan mandated by the Labor Standards Act of R.O.C. is a defined benefit plan. The pension benefits are disbursed based on the units of service years and average monthly salary prior to retirement according to the Labor Standards Act. Two units per year are awarded for the first 15 years of services while one unit per year is awarded after the completion of the 15th year and the total units will not exceed 45 units. The Company contributes an amount equivalent to 2% of the employees’ total salaries and wages on a monthly basis to the pension fund deposited with the Bank of Taiwan under the name of a pension fund supervisory committee. The pension fund is managed by the government’s designated authorities and therefore is not included in the Company’s consolidated financial statements. Pension cost for an interim period is calculated on a year-to-date basis by using the actuarially determined pension cost rate at the end of the prior financial year. For the three-month and nine-month periods ended September 30, 2025 and 2024, total pension expenses of NT$7 million, NT$9 million, NT$21 million and NT$26 million, respectively, were recognized by the Company.

(16)
Deferred Government Grants

	As of
	September 30, 2025	December 31, 2024	September 30, 2024
Beginning balance	$3,961,028	$2,547,022	$2,547,022
Arising during the period	3,751,732	2,131,264	728,498
Recorded in profit or loss:
Other operating income	(1,096,347)	(841,091)	(642,100)
Exchange effect	(442,308)	123,833	131,049
Ending balance	$6,174,105	$3,961,028	$2,764,469

Current (classified under other current liabilities)	$1,492,066	$906,935	$729,717
Non-current (classified under other noncurrent liabilities-others)	4,682,039	3,054,093	2,034,752
Total	$6,174,105	$3,961,028	$2,764,469

The significant government grants related to equipment acquisitions received by the Company are amortized as income over the useful lives of related equipment and recorded in the net other operating income and expenses.

(17)
Refund Liabilities (classified under other current liabilities)

	As of
	September 30, 2025	December 31, 2024	September 30, 2024
Refund liabilities	$4,241,533	$3,918,437	$3,246,813

(18)
Provisions

	As of
	September 30, 2025	December 31, 2024	September 30, 2024
Onerous Contracts (classified under other current liabilities)	$192,097	$281,244	$164,893
Decommissioning Liabilities (classified under other noncurrent liabilities-others)	686,871	695,168	663,886
Others (classified under other current liabilities)	50,973	-	-
Total	$929,941	$976,412	$828,779

	Onerous Contracts	Decommissioning Liabilities	Others
Balance as of January 1, 2025	$281,244	$695,168	$-
Arising during the period	35,370	26,708	50,827
Unused provision reversed	(120,652)	-	-
Discount rate adjustment and unwinding of discount from the passage of time	-	13,641	-
Exchange effect	(3,865)	(48,646)	146
Balance as of September 30, 2025	$192,097	$686,871	$50,973

When the Company expects that the unavoidable costs of fulfilling the contractual obligations exceed the expected economic benefits from the contracts, the present obligation under the onerous contract are recognized and measured as provisions.

Under certain applicable agreement, the Company is obligated to dismantling and removing the items of property, plant and equipment and restoring the site on which they are located. Accordingly, the Company recognized the liability pursuant to the present value of the estimated decommissioning and restoration cost.

(19)
Equity

a.
Capital stock:

i.
UMC had 26,000 million common shares authorized to be issued as of September 30, 2025, December 31, 2024 and September 30, 2024, of which 12,556 million shares, 12,561 million shares, and 12,528 million shares were issued as of September 30, 2025, December 31, 2024 and September 30, 2024, respectively, each at a par value of NT$10.

ii.
UMC had 95 million, 115 million and 149 million ADSs, which were traded on the NYSE as of September 30, 2025, December 31, 2024 and September 30, 2024, respectively. The total number of common shares of UMC represented by all issued ADSs were 475 million shares, 576 million shares and 746 million shares as of September 30, 2025, December 31, 2024 and September 30, 2024, respectively. One ADS represents five common shares.

iii.
On December 5, 2024, UMC issued restricted stocks for its employees in a total of 33 million shares with a par value of NT$10 each. The aforementioned issuance of new shares was approved by the competent authority and the registration was completed. Please refer to Note 6(20) for the information of restricted stocks.

iv.
In July 2025, April 2025, February 2025, October 2024, July 2024, April 2024 and February 2024, UMC has recalled and cancelled 0.18 million shares, 2 million shares, 2 million shares, 0.71 million shares, 0.12 million shares, 0.45 million shares and 0.79 million shares, respectively of unvested restricted stocks issued for employees according to the issuance plan. The aforementioned reduction of capital was approved by the competent authority and the registration was completed.

b.
Retained earnings and dividend policies:

According to UMC’s Articles of Incorporation, current year’s earnings, if any, shall be distributed in the following order:

i.
Payment of taxes.
ii.
Making up loss for preceding years.
iii.
Setting aside 10% for legal reserve, except for when accumulated legal reserve has reached UMC’s paid-in capital.
iv.
Appropriating or reversing special reserve by government officials or other regulations.
v.
The remaining, in addition to the previous year’s unappropriated earnings, UMC shall distribute it according to the distribution plan proposed by the Board of Directors according to the dividend policy and submitted to the shareholders’ meeting for approval.

Because UMC conducts business in a capital intensive industry and continues to operate in its growth phase, the dividend policy of UMC shall be determined pursuant to factors such as the investment environment, its funding requirements, domestic and overseas competitive landscape and its capital expenditure forecast, as well as shareholders’ interest, balancing dividends and UMC’s long-term financial planning. The Board of Directors shall propose the distribution plan and submit it to the shareholders’ meeting every year. The distribution of shareholders’ dividend shall be allocated as cash dividend in the range of 20% to 100%, and stock dividend in the range of 0% to 80%.

According to the regulations of Taiwan FSC, UMC is required to appropriate a special reserve in the amount equal to the sum of debit elements under equity, such as unrealized loss on financial instruments and debit balance of exchange differences on translation of foreign operations, at every year-end. Such special reserve is prohibited from distribution. However, if any of the debit elements is reversed, the special reserve in the amount equal to the reversal may be released for earnings distribution or offsetting accumulated deficits.

The appropriation of earnings for 2024 and 2023 were approved by the shareholders’ meeting held on May 28, 2025 and May 30, 2024, respectively. The details of appropriation were as follows:

	Appropriation of earnings (in thousand NT dollars)		Cash dividend per share (NT dollars)
	2024	2023	2024	2023
Legal reserve	$4,738,237	$6,255,736
Special reserve	-	(2,734,057)
Cash dividends	35,787,598	37,587,102	$2.85	$3.00

The aforementioned 2024 and 2023 appropriation approved by shareholders’ meeting were consistent with the resolutions of the Board of Directors’ meeting held on February 26, 2025 and February 27, 2024, respectively.

The cash dividend per share for 2024 and 2023 were adjusted to NT$2.85016443 and NT$3.00011747 per share. The adjustments were due to the decrease of outstanding common shares from cancellation of the restricted stock in April 2025 and April 2024, respectively.

Please refer to Note 6(22) for information on the employees and directors’ compensation.

c.
Non-controlling interests:

	For the nine-month periods ended September 30,
	2025	2024
Balance as of January 1	$256,613	$340,859
Attributable to non-controlling interests:
Net income (loss)	(125,893)	(67,780)
Other comprehensive income (loss)	(119)	72
Share-based payment transactions	1,465	2,046
Changes in subsidiaries’ ownership	(7,152)	(2,074)
Others	15,061	14,041
Ending balance	$139,975	$287,164

(20)
Share-Based Payment

a.
Restricted stock plan for employees

The equity-settled share-based payment of restricted stock plans for employees in each year are as follows:

	2024 Plan	2022 Plan		2020 Plan
	1st tranche	1st tranche	2nd tranche	1st tranche	2nd tranche
Resolution date of UMC’s shareholders meeting	May 30, 2024		May 27, 2022		June 10, 2020
Maximum shares to be issued (in thousands)	66,000	50,000		233,200
Eligible employees	Qualified employees of the Company	Qualified employees of the Company		Qualified employees of UMC
Issuance of shares (in thousands)	32,956	23,060	26,728	200,030	1,268
Issuance date	December 5, 2024	December 5, 2022	December 5, 2023	September 1, 2020	June 9, 2021
Weighted-average fair value on the grant date (NT$/ per share)	$39.27	$44.40	$48.90	$21.80	$53.00

The aforementioned restricted stock plans for employees are issued gratuitously and have a duration of four years. Beginning from the end of two years since the date of grant, those employees who fulfill both service period and performance conditions set by UMC are gradually eligible to the vested restricted stocks at certain percentage and time frame. For those employees who fail to fulfill the vesting conditions, UMC will recall and cancel their stocks without consideration. Before any employee who has been granted restricted stock award shares fulfills the vesting conditions, the rights of the restricted stocks to attendance, proposal, statement, voting and election at the shareholders’ meeting shall be exercised by an entrusted institution according to a custodial agreement. Other rights of restricted stocks including but not limited to, the right to distribution of cash dividends, stock dividends, legal reserves and capital reserves, and the preemptive right for new shares of capital increase by cash, shall be the same as those of the outstanding common shares of UMC, but are restricted from selling, pledging, setting guarantee, transferring, granting, or disposing of the restricted stocks in any other ways. Related information can be obtained from the “Market Observation Post System” on the website of the TWSE.

The 2024 restricted stock plan for employees includes market conditions. The compensation cost for these market conditions was measured at fair value initially by using Monte Carlo Simulation on the grant date. The assumptions used are as follows:

2024 Plan
1st tranche
Share price of measurement date (NT$/ per share)	$44.60
Expected volatility	23.76% - 34.32%
Expected life	2 - 4 years
Risk-free interest rate	1.40% - 1.46%

For the aforementioned plans, the unvested restricted stocks issued on the grant date for employees are recognized in unearned employee compensation as a transitional contra equity account and such account shall be amortized as compensation expense over the vesting period. The restricted stock plan, which was implemented in 2020, expired in June 2025. For the three-month and nine-month periods ended September 30, 2025 and 2024, the compensation costs of NT$202 million, NT$241 million, NT$624 million and NT$814 million, respectively, were recognized in expenses by the Company.

b.
Stock appreciation right plan for employees

In June 2021 and September 2020, the Company executed a compensation plan to grant 1 million units and 26 million units of cash-settled stock appreciation right to qualified employees of the Company without consideration, respectively. One unit of stock appreciation right to employees represents a right to the intrinsic value of one common share of UMC. The life of the plan is four years. Beginning from the end of two years since the date of grant, those employees who fulfill both service period and performance conditions set by the Company are gradually eligible to the vested stock appreciation right at certain percentage and time frame. For those employees who fail to fulfill the vesting conditions, the Company will withdraw their rights without consideration. During the vesting period, the holders of the stock appreciation right are not entitled the same rights as those of common stock holders of UMC. The compensation plans, which were implemented in June 2021 and September 2020, respectively, expired in June 2025 and August 2024.

For the three-month and nine-month periods ended September 30, 2025 and 2024, the compensation costs of nil, NT$(4) million, NT$1 million and NT$20 million, respectively, were recognized in expenses by the Company. The liabilities for stock appreciation right recognized which were classified under other payables amounted to nil, NT$8 million and NT$8 million as of September 30, 2025, December 31, 2024 and September 30, 2024, respectively. The intrinsic value for the liabilities of vested rights was all nil.

(21)
Operating Revenues

a.
Disaggregation of revenue

i.
By Product

	For the three-month periods ended September 30,
	2025	2024
Wafer	$56,955,803	$58,076,307
Others	2,171,237	2,408,778
Total	$59,127,040	$60,485,085

	For the nine-month periods ended September 30,
	2025	2024
Wafer	$169,044,223	$163,961,638
Others	6,699,431	7,954,836
Total	$175,743,654	$171,916,474

ii.
By geography

	For the three-month periods ended September 30,
	2025	2024
Taiwan	$21,501,788	$22,361,647
China (includes Hong Kong)	10,110,656	10,676,629
Japan	2,476,726	2,513,869
Korea	5,654,209	6,456,821
USA	14,661,299	15,377,968
Europe	4,721,616	3,095,866
Others	746	2,285
Total	$59,127,040	$60,485,085

	For the nine-month periods ended September 30,
	2025	2024
Taiwan	$70,177,197	$63,189,734
China (includes Hong Kong)	27,385,145	27,537,636
Japan	7,994,585	7,255,435
Korea	17,566,066	19,377,771
USA	39,255,629	43,100,770
Europe	13,359,945	11,450,728
Others	5,087	4,400
Total	$175,743,654	$171,916,474

The geographic breakdown of the Company's operating revenues is based on the location where the Company's customers are headquartered.

iii.
By the timing of revenue recognition

	For the three-month periods ended September 30,
	2025	2024
At a point in time	$58,293,542	$59,822,466
Over time	833,498	662,619
Total	$59,127,040	$60,485,085

	For the nine-month periods ended September 30,
	2025	2024
At a point in time	$173,838,261	$169,804,865
Over time	1,905,393	2,111,609
Total	$175,743,654	$171,916,474

b.
Contract balances

i.
Contract assets, current

	As of
	September 30, 2025	December 31, 2024	September 30, 2024	December 31, 2023
Sales of goods and services	$884,893	$1,043,680	$1,135,295	$1,132,477
Less: Loss allowance	(389,354)	(417,967)	(405,282)	(392,949)
Net	$495,539	$625,713	$730,013	$739,528

The loss allowance was assessed by the Company primarily at an amount equal to lifetime expected credit losses. The loss allowance was mainly resulted from the suspension of the joint technology development agreement due to litigation.

ii.
Contract liabilities

	As of
	September 30, 2025	December 31, 2024	September 30, 2024	December 31, 2023
Sales of goods and services	$3,444,406	$2,660,181	$3,450,528	$3,681,352

Current	$2,969,526	$2,200,561	$3,006,728	$3,250,712
Non-current	474,880	459,620	443,800	430,640
Total	$3,444,406	$2,660,181	$3,450,528	$3,681,352

The movement of contract liabilities is mainly caused by the timing difference of the satisfaction of a performance of obligation and the consideration received from customers.

The Company recognized NT$1,782 million and NT$2,824 million, respectively, in revenues from the contract liabilities balance at the beginning of the period as performance obligations were satisfied for the nine-month periods ended September 30, 2025 and 2024.

c.
The Company’s transaction price allocated to unsatisfied performance obligations amounted to NT$337 million and NT$207 million as of September 30, 2025 and 2024, respectively. The Company will recognize revenue as the Company satisfies its performance obligations over time that aligns with progress toward completion of a contract in the future. The estimate of the transaction price does not include any estimated amounts of variable consideration that are constrained.

d.
Asset recognized from costs to fulfill a contract with customer

As of September 30, 2025, December 31, 2024 and September 30, 2024, the Company recognized costs to fulfill engineering service contracts eligible for capitalization as other current assets which amounted to NT$1,011 million, NT$584 million and NT$678 million, respectively. Subsequently, the Company will expense from costs to fulfill a contract to operating costs when the related obligations are satisfied.

(22)
Operating Costs and Expenses

The Company’s employee benefit, depreciation and amortization expenses are summarized as follows:

	For the three-month periods ended September 30,
	2025			2024
	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total
Employee benefit expenses
Salaries	$6,367,098	$2,800,939	$9,168,037	$6,629,716	$3,012,072	$9,641,788
Labor and health insurance	324,376	128,435	452,811	337,145	130,137	467,282
Pension	403,207	131,684	534,891	381,965	128,113	510,078
Other employee benefit expenses	79,355	32,355	111,710	84,092	37,680	121,772
Depreciation	13,495,707	780,259	14,275,966	11,620,061	405,648	12,025,709
Amortization	336,317	351,197	687,514	267,901	375,183	643,084

	For the nine-month periods ended September 30,
	2025			2024
	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total
Employee benefit expenses
Salaries	$18,292,451	$7,832,627	$26,125,078	$19,242,479	$8,653,491	$27,895,970
Labor and health insurance	968,055	371,691	1,339,746	1,058,733	402,841	1,461,574
Pension	1,171,882	383,341	1,555,223	1,131,035	376,715	1,507,750
Other employee benefit expenses	244,725	103,119	347,844	244,692	107,551	352,243
Depreciation	39,303,421	2,135,746	41,439,167	31,526,566	1,173,469	32,700,035
Amortization	977,786	1,116,396	2,094,182	719,778	1,183,145	1,902,923

According to UMC’s Articles of Incorporation, the employees and directors’ compensation shall be distributed in the following order:

UMC shall allocate no less than 5% of profit as employees’ compensation and no more than 0.2% of profit as directors’ compensation for each profitable fiscal year after offsetting any cumulative losses; no less than 30% of the aforementioned profit as employees’ compensation should be allocated to entry-level employees. The aforementioned employees’ compensation will be distributed in shares or cash. The employees of UMC’s subsidiaries who fulfill specific requirements stipulated by the Board of Directors may be granted such compensation. Directors may only receive compensation in cash. UMC may, by a resolution adopted by a majority vote at a meeting of the Board of Directors attended by two-thirds of the total number of directors, distribute the aforementioned employees and directors’ compensation and report to the shareholders’ meeting for such distribution.

The Company recognized the employees and directors’ compensation in the profit or loss with corresponding other payables during the periods when earned for the nine-month periods ended September 30, 2025 and 2024. The Board of Directors estimates the amount by taking into consideration the Articles of Incorporation, government regulations and industry averages. If the Board of Directors resolves to distribute employee compensation through stock, the number of stock distributed is calculated based on total employee compensation divided by the closing price of the day before the Board of Directors’ meeting. If the Board of Directors subsequently modifies the estimates significantly, the Company will recognize the change as an adjustment in the profit or loss in the subsequent period.

The distributions of employees and directors’ compensation for 2024 and 2023 were reported to the shareholders’ meeting held on May 28, 2025 and May 30, 2024, respectively. The details of distribution were as follows:

	2024	2023
Employees’ compensation – Cash	$4,509,603	$5,439,059
Directors’ compensation	45,000	45,000

The aforementioned 2024 and 2023 employees and directors’ compensation reported during the shareholders’ meeting were consistent with the resolutions of the Board of Directors’ meeting held on February 26, 2025 and February 27, 2024.

Information relevant to the aforementioned employees and directors’ compensation can be obtained from the “Market Observation Post System” on the website of the TWSE.

(23)
Net Other Operating Income and Expenses

	For the three-month periods ended September 30,
	2025	2024
Government grants	$415,712	$229,693
Rental income from property, plant and equipment	47,027	50,598
Gain on disposal of property, plant and equipment	63,401	20,819
Others	(58,647)	(71,503)
Total	$467,493	$229,607

	For the nine-month periods ended September 30,
	2025	2024
Government grants	$1,276,448	$947,186
Rental income from property, plant and equipment	141,638	151,329
Gain on disposal of property, plant and equipment	87,732	58,211
Others	(167,222)	(194,994)
Total	$1,338,596	$961,732

(24)
Non-Operating Income and Expenses

a.
Other gains and losses

	For the three-month periods ended September 30,
	2025	2024
Gain on valuation of financial assets and liabilities at fair value through profit or loss	$1,181,767	$1,182,804
Others	17,195	417
Total	$1,198,962	$1,183,221

	For the nine-month periods ended September 30,
	2025	2024
Gain on valuation of financial assets and liabilities at fair value through profit or loss	$97,300	$541,274
Others	15,195	20,344
Total	$112,495	$561,618

b.
Finance costs

	For the three-month periods ended September 30,
	2025	2024
Interest expenses
Bonds payable	$148,778	$119,975
Bank loans	232,591	290,068
Lease liabilities	47,278	52,278
Others	4,546	4,596
Financial expenses	20,935	20,306
Total	$454,128	$487,223

	For the nine-month periods ended September 30,
	2025	2024
Interest expenses
Bonds payable	$370,814	$390,591
Bank loans	612,243	671,647
Lease liabilities	146,397	144,538
Others	14,067	13,572
Financial expenses	69,935	76,704
Total	$1,213,456	$1,297,052

(25)
Components of Other Comprehensive Income (Loss)

	For the three-month period ended September 30, 2025
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that will not be reclassified subsequently to profit or loss:
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	$(1,251,557)	$-	$(1,251,557)	$(112,489)	$(1,364,046)
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	1,757,268	-	1,757,268	-	1,757,268
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	8,414,143	-	8,414,143	(90,202)	8,323,941
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	293,027	(1)	293,026	(4,919)	288,107
Total other comprehensive income (loss)	$9,212,881	$(1)	$9,212,880	$(207,610)	$9,005,270

	For the three-month period ended September 30, 2024
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that will not be reclassified subsequently to profit or loss:
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	$(1,719,254)	$-	$(1,719,254)	$(18,694)	$(1,737,948)
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	(614,105)	-	(614,105)	-	(614,105)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	590,295	-	590,295	(493,642)	96,653
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	(46,885)	-	(46,885)	3,634	(43,251)
Total other comprehensive income (loss)	$(1,789,949)	$-	$(1,789,949)	$(508,702)	$(2,298,651)

	For the nine-month period ended September 30, 2025
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that will not be reclassified subsequently to profit or loss:
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	$(1,385,697)	$-	$(1,385,697)	$(56,208)	$(1,441,905)
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	1,179,449	-	1,179,449	-	1,179,449

	For the nine-month period ended September 30, 2025
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	$(13,125,780)	$-	$(13,125,780)	$176,384	$(12,949,396)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	(380,219)	7	(380,212)	11,526	(368,686)
Total other comprehensive income (loss)	$(13,712,247)	$7	$(13,712,240)	$131,702	$(13,580,538)

	For the nine-month period ended September 30, 2024
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that will not be reclassified subsequently to profit or loss:
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	$(331,922)	$-	$(331,922)	$21,337	$(310,585)
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	646,834	-	646,834	-	646,834
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	6,571,602	-	6,571,602	(150,995)	6,420,607
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	279,124	-	279,124	(5,426)	273,698
Total other comprehensive income (loss)	$7,165,638	$-	$7,165,638	$(135,084)	$7,030,554

(26)
Income Tax

a.
The major components of income tax for the three-month and nine-month periods ended September 30, 2025 and 2024 were as follows:

i.
Income tax expense (benefit) recorded in profit or loss

	For the three-month periods ended September 30,
	2025	2024
Current income tax expense (benefit):
Current income tax charge	$1,364,449	$1,818,815
Adjustments in respect of current income tax of prior periods	(85)	374
Deferred income tax expense (benefit):
Deferred income tax related to origination and reversal of temporary differences	(1,640,232)	538,157
Deferred income tax related to recognition and derecognition of tax losses and unused tax credits	(24,933)	(234,719)
Deferred income tax related to changes in tax rates	220	-
Adjustment of prior year’s deferred income tax	14	(39)
Deferred income tax arising from write-down or reversal of write-down of deferred tax assets	257	(158)
Income tax expense (benefit) recorded in profit or loss	$(300,310)	$2,122,430

	For the nine-month periods ended September 30,
	2025	2024
Current income tax expense (benefit):
Current income tax charge	$3,961,779	$5,110,109
Adjustments in respect of current income tax of prior periods	58,639	(124,279)
Deferred income tax expense (benefit):
Deferred income tax related to origination and reversal of temporary differences	(1,388,137)	2,325,712
Deferred income tax related to recognition and derecognition of tax losses and unused tax credits	28,656	(234,719)
Deferred income tax related to changes in tax rates	(15,612)	69
Adjustment of prior year’s deferred income tax	(22,066)	(3,494)
Deferred income tax arising from write-down or reversal of write-down of deferred tax assets	(14,241)	(14,566)
Income tax expense recorded in profit or loss	$2,609,018	$7,058,832

ii.
Deferred income tax related to components of other comprehensive income (loss)

(i)
Items that will not be reclassified subsequently to profit or loss:

	For the three-month periods ended September 30,
	2025	2024
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	$(112,489)	$(18,694)

	For the nine-month periods ended September 30,
	2025	2024
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	$(56,208)	$21,337

(ii)
Items that may be reclassified subsequently to profit or loss:

	For the three-month periods ended September 30,
	2025	2024
Exchange differences on translation of foreign operations	$(90,202)	$(493,642)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	(4,919)	3,634
Income tax related to items that may be reclassified subsequently to profit or loss	$(95,121)	$(490,008)

	For the nine-month periods ended September 30,
	2025	2024
Exchange differences on translation of foreign operations	$176,384	$(150,995)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	11,526	(5,426)
Income tax related to items that may be reclassified subsequently to profit or loss	$187,910	$(156,421)

b.
The Company is subject to taxation in Taiwan and other foreign jurisdictions. As of September 30, 2025, income tax returns of UMC and its subsidiaries in Taiwan have been examined by the tax authorities through 2022, while in other foreign jurisdictions, relevant tax authorities have completed the examination through 2014.

c.
UMC’s branch in Singapore obtained three tax incentives granted by the Singapore government for a period of ten years from July and August 2025. The qualifying incomes are either tax-exempt or taxed at concessionary tax rate. The incentive period will end in July 2035.

d.
Pillar Two legislation has been enacted or substantively enacted in certain jurisdictions and was gradually coming into effect or implemented. There was no material impact on current income tax expense of the Company for the nine-month periods ended September 30, 2025 and 2024.

(27)
Earnings Per Share

a.
Earnings per share-basic

	For the three-month periods ended September 30,
	2025	2024
Net income attributable to the parent company	$14,982,060	$14,472,042
Weighted-average number of ordinary shares for basic earnings per share (thousand shares)	12,485,163	12,436,437
Earnings per share-basic (NTD)	$1.20	$1.16

	For the nine-month periods ended September 30,
	2025	2024
Net income attributable to the parent company	$31,661,331	$38,714,347
Weighted-average number of ordinary shares for basic earnings per share (thousand shares)	12,484,942	12,421,625
Earnings per share-basic (NTD)	$2.54	$3.12

b.
Earnings per share-diluted

	For the three-month periods ended September 30,
	2025	2024
Net income attributable to the parent company	$14,982,060	$14,472,042
Weighted-average number of ordinary shares for basic earnings per share (thousand shares)	12,485,163	12,436,437
Effect of dilution
Restricted stocks for employees	29,068	67,480
Employees’ compensation	42,115	55,441
Weighted-average number of ordinary shares after dilution (thousand shares)	12,556,346	12,559,358
Earnings per share-diluted (NTD)	$1.19	$1.15

	For the nine-month periods ended September 30,
	2025	2024
Net income attributable to the parent company	$31,661,331	$38,714,347
Weighted-average number of ordinary shares for basic earnings per share (thousand shares)	12,484,942	12,421,625
Effect of dilution
Restricted stocks for employees	31,798	81,453
Employees’ compensation	63,478	79,014
Weighted-average number of ordinary shares after dilution (thousand shares)	12,580,218	12,582,092
Earnings per share-diluted (NTD)	$2.52	$3.08

(28)
Reconciliation of Liabilities Arising from Financing Activities

For the nine-month period ended September 30, 2025:

			Non-cash changes
Items	As of January 1, 2025	Cash Flows	Foreign exchange	Others (Note A)	As of September 30, 2025
Short-term loans	$8,515,000	$7,507,086	$38,099	$-	$16,060,185
Long-term loans (current portion included)	36,476,909	(8,418,027)	(603,644)	-	27,455,238
Bonds payable (current portion included)	30,051,568	10,194,520	-	141,878	40,387,966
Guarantee deposits (current portion included)	42,874,494	(661,473)	(1,912,833)	-	40,300,188 (Note B)
Lease liabilities	6,419,016	(636,867)	(111,860)	423,298 (Note C)	6,093,587

For the nine-month period ended September 30, 2024:

			Non-cash changes
Items	As of January 1, 2024	Cash Flows	Foreign exchange	Others (Note A)	As of September 30, 2024
Short-term loans	$13,530,000	$3,538,900	$-	$-	$17,068,900
Long-term loans (current portion included)	22,883,344	15,120,017	513,978	-	38,517,339
Bonds payable (current portion included)	38,359,352	(5,100,065)	-	144,130	33,403,417
Guarantee deposits (current portion included)	41,599,386	(355,623)	886,457	-	42,130,220 (Note B)
Lease liabilities	5,393,187	(526,439)	190,739	1,453,094 (Note C)	6,510,581

Note A: Other non-cash changes mainly consisted of discount amortization measured by the effective interest method.

Note B: Guarantee deposits mainly consisted of deposits of capacity reservation.

Note C: Mainly due to the addition to lease properties.

7.
RELATED PARTY TRANSACTIONS

In addition to those disclosed in other notes, the following is a summary of transactions between the Company and related parties during the financial reporting periods:

(1)
Name and Relationship of Related Parties

Name of related parties	Relationship with the Company
FARADAY TECHNOLOGY CORP. and its Subsidiaries	Associate
UNIMICRON TECHNOLOGY CORP.	Associate
SILICON INTEGRATED SYSTEMS CORP. and its Subsidiaries	Associate
YANN YUAN INVESTMENT CO., LTD.	Associate
PURIUMFIL INC.	Associate
TRANSLINK CAPITAL PARTNERS I, L.P.	Associate
PHOTRONICS DNP MASK CORPORATION	Other related party

(2)
Significant Related Party Transactions

a.
Operating transactions

Operating revenues

	For the three-month periods ended September 30,
	2025	2024
Associates	$1,224,189	$960,346

	For the nine-month periods ended September 30,
	2025	2024
Associates	$3,122,658	$2,398,699

Accounts receivable, net

	As of
	September 30, 2025	December 31, 2024	September 30, 2024
Associates
FARADAY TECHNOLOGY CORP. and its Subsidiaries
FARADAY TECHNOLOGY CORP.	$331,927	$456,332	$413,696
ARTERY TECHNOLOGY CORPORATION, LTD.	159,559	148,508	189,210
Others	2,153	493	-
SILICON INTEGRATED SYSTEMS CORP. and its Subsidiaries
UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	69,213	10,227	93,321
Others	39,348	4,453	4,669
Total	$602,200	$620,013	$700,896

The sales price to the above related parties was determined through mutual agreement in reference to market conditions. The collection periods for domestic sales to related parties were month-end 30 - 60 days, while the collection periods for overseas sales were month-end 30 - 60 days.

b.
Significant asset transactions

Acquisition of investments accounted for under the equity method

For the three-month periods ended September 30, 2025 and 2024: None.

For the nine-month periods ended September 30, 2025: None.

	Transaction underlying	Trading Volume (In thousands of shares)	Purchase price
			For the nine-month period ended September 30, 2024
Associates	Stock of FARADAY	1,723	$533,973

Please refer to Note 6(7) for the relevant information.

Acquisition of intangible assets

	Purchase price
	For the three-month periods ended September 30,
	2025	2024
FARADAY TECHNOLOGY CORP.	$62,794	$50,284

	Purchase price
	For the nine-month periods ended September 30,
	2025	2024
FARADAY TECHNOLOGY CORP.	$170,491	$169,419

Disposal of subsidiary ownership

For the three-month and nine-month periods ended September 30, 2025: None.

			Disposal price		Gain on disposal
	Transaction underlying	Trading Capital Amount (In thousands of dollars)	For the three-month period ended September 30, 2024	For the nine-month period ended September 30, 2024	For the three-month period ended September 30, 2024	For the nine-month period ended September 30, 2024
Associates
Subsidiary of SIS - SIS SEMICONDUCTOR (SHANDONG) CO., LTD.	Ownership of UDS	RMB 30,000	$341,387	$341,387	$352	$352

On April 2, 2024, the Board of Directors of HEJIAN approved to dispose of its 100% of ownership interest in the subsidiary, UDS. The disposal was completed in August 2024.

c.
Others

Mask expenditure

	For the three-month periods ended September 30,
	2025	2024
Other related party	$478,024	$459,803

	For the nine-month periods ended September 30,
	2025	2024
Other related party	$1,690,596	$1,754,169

Other payables of mask expenditure

	As of
	September 30, 2025	December 31, 2024	September 30, 2024
Other related party	$608,336	$621,737	$531,017

Cash dividends from investments accounted for under the equity method

	For the nine-month periods ended September 30,
	2025	2024
Associates	$592,337	$973,706

As of September 30, 2025, December 31, 2024 and September 30, 2024, all of the abovementioned cash dividends has been received.

d.
Key management personnel compensation

	For the three-month periods ended September 30,
	2025	2024
Short-term employee benefits	$241,602	$392,963
Post-employment benefits	633	655
Share-based payment	80,256	85,530
Others	85	110
Total	$322,576	$479,258

	For the nine-month periods ended September 30,
	2025	2024
Short-term employee benefits	$787,681	$1,043,445
Post-employment benefits	1,835	2,028
Share-based payment	243,337	312,299
Others	263	307
Total	$1,033,116	$1,358,079

8.
ASSETS PLEDGED AS COLLATERAL

The following table lists assets of the Company pledged as collateral:

	Carrying Amount
	As of
	September 30, 2025	December 31, 2024	September 30, 2024	Party to which asset(s) was pledged	Purpose of pledge
Refundable Deposits (Time deposit)	$1,013,289	$1,009,000	$1,009,000	Customs	Customs duty guarantee
Refundable Deposits (Time deposit)	328,732	237,051	237,051	Science Park Bureau	Collateral for land lease
Refundable Deposits (Time deposit)	18,647	18,647	18,647	Science Park Bureau	Collateral for dormitory lease
Refundable Deposits (Time deposit)	64,950	64,950	64,950	National Property Administration, Ministry of Finance	Guarantee for the application of national non-public use land for development
Refundable Deposits (Time deposit)	-	8,118	8,118	Bureau of Land Administration, Tainan City Government	Guarantee for the application of national non-public use land for development
Refundable Deposits (Time deposit)	47,033	38,073	38,073	Liquefied Natural Gas Business Division, CPC Corporation, Taiwan	Energy resources guarantee
Refundable Deposits (Time deposit)	212,940	490,950	474,000	CTBC Bank Singapore Branch	Collateral for letter of credit
Buildings	3,990,789	4,377,176	4,488,982	Taiwan Cooperative Bank and Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans

	Carrying Amount
	As of
	September 30, 2025	December 31, 2024	September 30, 2024	Party to which asset(s) was pledged	Purpose of pledge
Machinery and equipment	$2,470,499	$4,057,201	$4,674,070	Taiwan Cooperative Bank, Mega International Commercial Bank, KGI Bank, First Commercial Bank, Shanghai Commercial Bank, CTBC Bank and Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Right-of-use assets	251,947	269,152	273,693	Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Total	$8,398,826	$10,570,318	$11,286,584

9.
SIGNIFICANT CONTINGENCIES AND UNRECOGNIZED CONTRACT COMMITMENTS

(1)
As of September 30, 2025, amounts available under unused letters of credit were NT$0.2 billion.

(2)
As of September 30, 2025, the Company entrusted financial institutions to open performance guarantee, mainly related to the customs tax and electricity supply guarantee, amounting to NT$1.0 billion.

(3)
The Company entered into several patent license agreements and development contracts of intellectual property for a total contract amount of approximately NT$3.9 billion. As of September 30, 2025, the portion of royalties and development fees not yet recognized was NT$1.3 billion.

(4)
The Company entered into several construction contracts for the expansion of its operations. As of September 30, 2025, these construction contracts amounted to approximately NT$41.3 billion and the portion of the contracts not yet recognized was approximately NT$6.8 billion.

(5)
The Company entered into several wafer fabrication contracts with its customers. According to the contracts, the Company shall provide agreed production capacity with the customers.

(6)
The Company has entered into long-term contracts with multiple suppliers for the purchase of renewable energy. The relative duration, anticipated quantity and pricing of the energy purchase are specified in the contracts.

10.
SIGNIFICANT DISASTER LOSS

None.

11.
SIGNIFICANT SUBSEQUENT EVENTS

(1)
From October 1 to October 29, 2025, the Company made repayments of the long-term loans in a total amount of NT$5,017 million which were classified as non-current liabilities.

(2)
In late October 2025, UMC issued the third unsecured straight corporate bond in the amount of NT$5.0 billion, with a three-year issuance period and an annual interest rate of 1.70%.

12.
OTHERS

(1)
Categories of financial instruments

	As of
Financial Assets	September 30, 2025	December 31, 2024	September 30, 2024
Financial assets at fair value through profit or loss	$17,684,540	$18,456,932	$19,109,271
Financial assets at fair value through other comprehensive income	15,812,971	17,209,328	17,416,732
Financial assets measured at amortized cost
Cash and cash equivalents (cash on hand excluded)	104,210,832	104,993,968	103,401,135
Receivables	33,979,831	34,994,933	35,687,048
Refundable deposits	1,763,650	1,992,400	1,957,916
Other financial assets	8,932,294	3,739,224	4,331,331
Total	$182,384,118	$181,386,785	$181,903,433

Financial Liabilities
Financial liabilities at fair value through profit or loss	$314,543	$901,000	$1,086,488
Financial liabilities measured at amortized cost
Short-term loans	16,060,185	8,515,000	17,068,900
Payables	39,897,664	42,259,798	45,213,147
Guarantee deposits (current portion included)	40,300,188	42,874,494	42,130,220
Bonds payable (current portion included)	40,387,966	30,051,568	33,403,417
Long-term loans (current portion included)	27,455,238	36,476,909	38,517,339
Lease liabilities	6,093,587	6,419,016	6,510,581
Total	$170,509,371	$167,497,785	$183,930,092

(2)
Financial risk management objectives and policies

The Company’s risk management objectives are to manage the market risk, credit risk and liquidity risk related to its operating activities. The Company identifies, measures and manages the aforementioned risks based on policy and risk preference.

The Company has established appropriate policies, procedures and internal controls for financial risk management. Before entering into significant financial activities, approval process by the Board of Directors and Audit Committee must be carried out based on related protocols and internal control procedures. The Company complies with its financial risk management policies at all times.

(3)
Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risks comprise currency risk, interest rate risk and other price risk (such as equity price risk).

Foreign currency risk

The Company’s exposure to the risk of changes in foreign exchange rates relates primarily to the Company’s operating activities (when revenue or expense is denominated in a different currency from the Company’s functional currency) and the Company’s net investments in foreign subsidiaries.

The Company applies natural hedges on the foreign currency risk arising from purchases or sales, and utilizes spot or forward exchange contracts to manage foreign currency risk and the net effect of the risks related to monetary financial assets and liabilities is minor. The notional amounts of the foreign currency contracts are the same as the amount of the hedged items. In principle, the Company does not carry out any forward exchange contracts for uncertain commitments. Furthermore, as net investments in foreign subsidiaries are for strategic purposes, they are not hedged by the Company.

The foreign currency sensitivity analysis of the possible change in foreign exchange rates on the Company’s profit is performed on significant monetary items denominated in foreign currencies as of the end of the reporting period. When NTD strengthens/weakens against USD by 10%, the profit for the nine-month periods ended September 30, 2025 and 2024 decreases/increases by NT$248 million and NT$871 million, respectively. When RMB strengthens/weakens against USD by 10%, the profit for the nine-month periods ended September 30, 2025 and 2024 decreases/increases by NT$289 million and NT$299 million, respectively. When JPY strengthens/weakens against USD by 10%, the profit for the nine-month periods ended September 30, 2025 and 2024 decreases/increases by NT$146 million and NT$100 million, respectively.

Interest rate risk

The Company is exposed to interest rate risk arising from borrowing at floating interest rates. All of the Company’s bonds have fixed interest rates and are measured at amortized cost. As such, changes in interest rates would not affect the future cash flows. On the other hand, as the interest rates of the Company’s short-term and long-term bank loans are floating, changes in interest rates would affect the future cash flows but not the fair value. Please refer to Note 6(11), (13) and (14) for the range of interest rates of the Company’s bonds and bank loans.

At the reporting dates, a change of 10 basis points of interest rate in a reporting period could cause the profit for the nine-month periods ended September 30, 2025 and 2024 to decrease/increase by NT$33 million and NT$42 million, respectively.

Equity price risk

The Company’s listed and unlisted equity securities, investments in convertible bonds and exchange right of the exchangeable bonds issued are susceptible to market price risk arising from uncertainties about future performance of equity markets. The Company’s equity investments are classified as financial assets at fair value through profit or loss and financial assets at fair value through other comprehensive income, the investments in convertible bonds which contain the right of conversion to equity instruments are classified as financial assets at fair value through profit or loss, and the exchange right of the exchangeable bonds issued is classified as financial liabilities at fair value through profit or loss as it does not satisfy the definition of an equity component. Please refer to Note 6(2), (3) and (12) for the relevant information.

The sensitivity analysis for the equity instruments is based on the change in fair value as of the reporting date. A change of 5% in the price of the aforementioned financial assets at fair value through profit or loss of listed companies could increase/decrease the Company’s profit for the nine-month periods ended September 30, 2025 and 2024 by NT$250 million and NT$257 million, respectively. A change of 5% in the price of the aforementioned financial assets at fair value through other comprehensive income of listed companies could increase/decrease the Company’s other comprehensive income (loss) for the nine-month periods ended September 30, 2025 and 2024 by NT$591 million and NT$701 million, respectively.

Please refer to Note 12(7) for sensitivity analysis information of other equity instruments or derivatives that are linked to such equity instruments whose fair value measurement is categorized under Level 3.

(4)
Credit risk management

The Company only trades with approved and creditworthy third parties. Where the Company trades with third parties which have less credit, it will request collateral from them. It is the Company’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, notes and accounts receivable balances are monitored on an ongoing basis to decrease the Company’s exposure to credit risk.

The Company mitigates the credit risks from financial institutions by limiting its counter parties to only reputable domestic or international financial institutions with good credit standing and spreading its holdings among various financial institutions. The Company’s exposure to credit risk arising from the default of counter-parties is limited to the carrying amount of these instruments.

As of September 30, 2025, December 31, 2024 and September 30, 2024, accounts receivable from the top ten customers represent 61%, 66% and 60% of the total accounts receivable of the Company, respectively. The credit concentration risk of other accounts receivable is insignificant.

(5)
Liquidity risk management

The Company’s objectives are to maintain a balance between continuity of funding and flexibility through the use of cash and cash equivalents, bank loans, bonds and lease.

The table below summarizes the maturity profile of the Company’s financial liabilities based on the contractual undiscounted payments and contractual maturity:

	As of September 30, 2025
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Non-derivative financial liabilities
Short-term loans	$16,609,847	$-	$-	$-	$16,609,847
Payables	39,725,617	-	-	-	39,725,617
Guarantee deposits	648,171	3,859,241	30,214,356	5,578,420	40,300,188
Bonds payable (Note A)	11,782,229	22,746,640	5,406,761	2,107,973	42,043,603
Long-term loans (Note B)	3,542,586	13,751,757	12,115,692	45,418	29,455,453
Lease liabilities	825,279	1,467,827	1,412,395	4,068,352	7,773,853
Total	$73,133,729	$41,825,465	$49,149,204	$11,800,163	$175,908,561
Derivative financial liabilities
Forward exchange contracts
Net settlement -outflow	$(2,081)	$-	$-	$-	$(2,081)

	As of December 31, 2024
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Non-derivative financial liabilities
Short-term loans	$8,683,215	$-	$-	$-	$8,683,215
Payables	42,136,632	-	-	-	42,136,632
Guarantee deposits	921,134	4,571,633	27,522,150	9,859,577	42,874,494
Bonds payable (Note A)	340,976	16,675,030	12,146,745	2,118,683	31,281,434
Long-term loans	6,354,561	11,490,087	21,478,391	93,106	39,416,145
Lease liabilities	830,618	1,509,438	1,437,870	4,442,706	8,220,632
Total	$59,267,136	$34,246,188	$62,585,156	$16,514,072	$172,612,552
Derivative financial liabilities
Forward exchange contracts
Net settlement -outflow	$(1,039)	$-	$-	$-	$(1,039)

	As of September 30, 2024
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Non-derivative financial liabilities
Short-term loans	$17,410,265	$-	$-	$-	$17,410,265
Payables	44,988,496	-	-	-	44,988,496
Guarantee deposits	1,120,349	4,474,333	26,338,320	10,197,218	42,130,220
Bonds payable (Note A)	3,747,964	16,690,742	12,190,395	2,122,253	34,751,354
Long-term loans	5,835,118	13,766,408	22,050,167	86,182	41,737,875
Lease liabilities	829,223	1,520,933	1,440,243	4,605,518	8,395,917
Total	$73,931,415	$36,452,416	$62,019,125	$17,011,171	$189,414,127

Note A:
UMC issued unsecured exchangeable bonds where the bondholders may exchange the bonds at any time on or after October 8, 2021 and prior to June 27, 2026 into NOVATEK common shares which UMC holds and accounts for as equity instruments investments measured at fair value through other comprehensive income. The balances of equity instruments investments measured at fair value through other comprehensive income were NT$5,280 million, NT$5,893 million and NT$6,081 million as of September 30, 2025, December 31, 2024 and September 30, 2024, respectively. Please refer to Note 6(13) for the terms of redemption.
Note B:
For the long-term loans with contractual maturity within 2 to 3 years and 4 to 5 years as of September 30, 2025, the Company made repayments in the amounts of NT$3,017 million and NT$2,000 million, respectively, from October 1 to October 29, 2025.

(6)
Foreign currency risk management

UMC entered into forward exchange contracts for hedging the exchange rate risk arising from the net monetary assets or liabilities denominated in foreign currency. The details of forward exchange contracts entered into by UMC are summarized as follows:

As of September 30, 2025

Type	Notional Amount	Contract Period
Forward exchange contracts	Sell USD 10 million	September 12, 2025 – October 21, 2025

As of December 31, 2024

Type	Notional Amount	Contract Period
Forward exchange contracts	Sell USD 24 million	December 27, 2024 – January 21, 2025

As of September 30, 2024

Type	Notional Amount	Contract Period
Forward exchange contracts	Sell USD 20 million	September 10, 2024 – October 17, 2024

(7)
Fair value of financial instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability, or in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities,

Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable,

Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

a.
Assets and liabilities measured and recorded at fair value on a recurring basis:

	As of September 30, 2025
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss, current	$555,413	$-	$54,558	$609,971
Financial assets at fair value through profit or loss, noncurrent	5,902,988	19,900	11,151,681	17,074,569
Financial assets at fair value through other comprehensive income, current	5,280,436	-	-	5,280,436
Financial assets at fair value through other comprehensive income, noncurrent	6,542,113	-	3,990,422	10,532,535
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	-	2,081	312,462	314,543

	As of December 31, 2024
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss, current	$606,016	$2	$-	$606,018
Financial assets at fair value through profit or loss, noncurrent	5,703,325	18,800	12,128,789	17,850,914
Financial assets at fair value through other comprehensive income, current	5,893,377	-	-	5,893,377
Financial assets at fair value through other comprehensive income, noncurrent	7,879,553	-	3,436,398	11,315,951
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	-	1,039	899,961	901,000

	As of September 30, 2024
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss, current	$626,620	$8,696	$-	$635,316
Financial assets at fair value through profit or loss, noncurrent	5,728,468	18,600	12,726,887	18,473,955
Financial assets at fair value through other comprehensive income, current	6,081,214	-	-	6,081,214
Financial assets at fair value through other comprehensive income, noncurrent	7,940,833	-	3,394,685	11,335,518
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	-	-	1,086,488	1,086,488

Fair values of financial assets at fair value through profit or loss and financial assets at fair value through other comprehensive income that are categorized into Level 1 are based on the quoted market prices in active markets. If there is no active market, the Company estimates the fair value by using the valuation techniques (income approach and market approach) in consideration of cash flow forecast, recent fund raising activities, valuation of similar companies, individual company’s development, market conditions and other economic indicators.

If there are restrictions on the sale or transfer of a financial asset, which are a characteristic of the asset, the fair value of the asset will be determined based on similar but unrestricted financial assets’ quoted market price with appropriate discounts for the restrictions. To measure fair values, if the lowest level input that is significant to the fair value measurement is directly or indirectly observable, then the financial assets are classified as Level 2 of the fair value hierarchy, otherwise as Level 3.

During the nine-month periods ended September 30, 2025 and 2024, there were no transfers between Level 1 and Level 2 fair value measurements.

Reconciliation for fair value measurement in Level 3 fair value hierarchy were as follows:

	Financial assets at fair value through profit or loss						Financial assets at fair value through other comprehensive income
	Common stock	Preferred stock	Funds	Convertible bonds	Others	Total	Common stock	Preferred stock	Total
As of January 1, 2025	$3,008,183	$3,403,933	$5,596,447	$54,766	$65,460	$12,128,789	$3,231,518	$204,880	$3,436,398
Recognized in profit (loss)	169,711	(165,881)	(627,651)	2,930	(4,620)	(625,511)	-	-	-
Recognized in other comprehensive income (loss)	-	-	-	-	-	-	569,524	(4,841)	564,683
Acquisition	193,720	104,260	272,646	85,229	9,917	665,772	150,000	-	150,000
Disposal	(5,690)	(1,539)	(372,135)	(66,010)	-	(445,374)	-	-	-
Return of capital	-	-	(2,261)	-	-	(2,261)	(160,659)	-	(160,659)
Transfer out of Level 3	(159,660)	-	-	-	-	(159,660)	-	-	-
Exchange effect	(43,970)	(119,534)	(190,117)	(1,643)	(252)	(355,516)	-	-	-
As of September 30, 2025	$3,162,294	$3,221,239	$4,676,929	$75,272	$70,505	$11,206,239	$3,790,383	$200,039	$3,990,422

Financial liabilities at fair value through profit or loss
Derivatives
As of January 1, 2025	$899,961
Recognized in loss(profit)	(587,499)
As of September 30, 2025	$312,462

	Financial assets at fair value through profit or loss						Financial assets at fair value through other comprehensive income
	Common stock	Preferred stock	Funds	Convertible bonds	Others	Total	Common stock	Preferred stock	Total
As of January 1, 2024	$3,036,255	$2,786,634	$4,274,896	$-	$153,300	$10,251,085	$3,062,325	$175,063	$3,237,388
Recognized in profit (loss)	75,406	(73,808)	1,086,264	690	1,880	1,090,432	-	-	-
Recognized in other comprehensive income (loss)	-	-	-	-	-	-	74,130	18,473	92,603
Acquisition	333,324	381,993	999,770	51,146	-	1,766,233	64,694	-	64,694
Disposal	(78,058)	(87,939)	(81,174)	-	(96,078)	(343,249)	-	-	-
Return of capital	(83)	-	(2,433)	-	-	(2,516)	-	-	-
Transfer out of Level 3	(153,869)	-	-	-	-	(153,869)	-	-	-
Exchange effect	17,880	38,238	58,855	(300)	4,098	118,771	-	-	-
As of September 30, 2024	$3,230,855	$3,045,118	$6,336,178	$51,536	$63,200	$12,726,887	$3,201,149	$193,536	$3,394,685

Financial liabilities at fair value through profit or loss
Derivatives
As of January 1, 2024	$1,019,362
Recognized in loss (profit)	67,126
As of September 30, 2024	$1,086,488

The total profit (loss) of NT$(630) million and NT$1,090 million for the nine-month periods ended September 30, 2025 and 2024, were included in profit or loss that is attributable to the change in unrealized gains or losses relating to those financial assets without quoted market prices held at the end of the reporting period.

The total profit (loss) of NT$587 million and NT$(67) million for the nine-month periods ended September 30, 2025 and 2024, were included in profit or loss that is attributable to the change in unrealized gains or losses relating to those financial liabilities without quoted market prices held at the end of the reporting period.

The Company’s policy to recognize the transfer into and out of fair value hierarchy levels is based on the event or changes in circumstances that caused the transfer.

Significant unobservable inputs of fair value measurement in Level 3 fair value hierarchy were as follows:

As of September 30, 2025
Category	Valuation technique	Significant unobservable inputs	Quantitative information	Interrelationship between inputs and fair value	Sensitivity analysis of interrelationship between inputs and fair value
Unlisted stock	Market approach	Discount for lack of marketability	0% - 60%	The greater degree of lack of marketability, the lower the estimated fair value is determined.

A change of 5% in the discount for lack of marketability of the aforementioned fair values of unlisted stocks could decrease/increase the Company’s profit (loss) for the nine-month period ended September 30, 2025 by NT$339 million and NT$298 million, respectively, and decrease/increase the Company’s other comprehensive income (loss) for the nine-month period ended September 30, 2025 by NT$283 million.

Fund	Net asset value approach	N/A	N/A	N/A	N/A
Convertible bonds	Binomial tree valuation model	Volatility	57.97%	The higher the volatility, the higher the estimated fair value is determined.	A change of 5% in the volatility could increase/decrease the Company’s profit (loss) for the nine-month period ended September 30, 2025 by NT$0.01 million.
Embedded derivatives in exchangeable bonds	Binomial tree valuation model	Volatility	25.66%	The higher the volatility, the higher the estimated fair value is determined.	A change of 5% in the volatility could decrease/increase the Company’s profit (loss) for the nine-month period ended September 30, 2025 by NT$89 million.

As of September 30, 2024
Category	Valuation technique	Significant unobservable inputs	Quantitative information	Interrelationship between inputs and fair value	Sensitivity analysis of interrelationship between inputs and fair value
Unlisted stock	Market approach	Discount for lack of marketability	0% - 50%	The greater degree of lack of marketability, the lower the estimated fair value is determined.

A change of 5% in the discount for lack of marketability of the aforementioned fair values of unlisted stocks could decrease/increase the Company’s profit (loss) for the nine-month period ended September 30, 2024 by NT$325 million and NT$284 million, respectively, and decrease/increase the Company’s other comprehensive income (loss) for the nine-month period ended September 30, 2024 by NT$246 million.

Fund	Net asset value approach	N/A	N/A	N/A	N/A
Convertible bonds	Binomial tree valuation model	Volatility	54.28%	The higher the volatility, the higher the estimated fair value is determined.	A change of 5% in the volatility could increase/decrease the Company’s profit (loss) for the nine-month period ended September 30, 2024 by NT$0.3 million and NT$0.4 million, respectively.
Embedded derivatives in exchangeable bonds	Binomial tree valuation model	Volatility	29.06%	The higher the volatility, the higher the estimated fair value is determined.	A change of 5% in the volatility could decrease/increase the Company’s profit (loss) for the nine-month period ended September 30, 2024 by NT$86 million and NT$107 million, respectively.

b.
Assets and liabilities not recorded at fair value but for which fair value is disclosed:

The fair value of bonds payable is estimated by the market price or using a valuation model. The model uses market-based observable inputs including share price, exchange price, volatility, risk-free interest rates and risk discount rates. The fair value of long-term loans is determined using discounted cash flow model, based on the Company’s current incremental borrowing rates of similar loans.

The fair values of the Company’s cash and cash equivalents, receivables, refundable deposits, other financial assets, short-term loans, payables and guarantee deposits approximate their carrying amount.

As of September 30, 2025

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
Bonds payables (current portion included)	$40,400,458	$34,713,774	$5,686,684	$-	$40,387,966
Long-term loans (current portion included)	27,455,238	-	27,455,238	-	27,455,238

As of December 31, 2024

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
Bonds payables (current portion included)	$30,020,005	$24,409,952	$5,610,053	$-	$30,051,568
Long-term loans (current portion included)	36,476,909	-	36,476,909	-	36,476,909

As of September 30, 2024

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
Bonds payables (current portion included)	$33,394,308	$27,807,422	$5,586,886	$-	$33,403,417
Long-term loans (current portion included)	38,517,339	-	38,517,339	-	38,517,339

(8)
Significant financial assets and liabilities denominated in foreign currencies

The following information was summarized by the foreign currencies other than the functional currency of the Company. The exchange rates disclosed were used to translate the foreign currencies into the functional currency. The significant financial assets and liabilities denominated in foreign currencies were as follows:

	As of
	September 30, 2025			December 31, 2024
	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)
Financial Assets
Monetary items
USD:NTD	$915,117	30.42	$27,837,874	$1,135,303	32.73	$37,158,473
JPY:NTD	3,334,345	0.2039	679,873	3,839,482	0.2080	798,612
SGD:USD	186,129	0.7738	4,381,288	169,091	0.7348	4,066,659
EUR:USD	75,071	1.1703	2,672,562	13,306	1.0373	451,740
JPY:USD	8,609,606	0.0067	1,754,758	3,508,746	0.0064	734,984
USD:RMB	217,372	7.1055	6,561,193	351,316	7.1884	11,245,592
USD:JPY	106,856	148.89	3,244,001	119,794	158.17	3,941,156
Non-Monetary items
USD:NTD
Financial Liabilities	201,796	30.42	6,138,641	198,151	32.73	6,485,482
Monetary items
USD:NTD	830,810	30.52	25,356,325	798,182	32.83	26,204,313
JPY:NTD	3,713,919	0.2080	772,495	4,293,687	0.2121	910,691
SGD:USD	170,781	0.7772	4,050,947	162,496	0.7380	3,937,045
EUR:USD	76,319	1.1796	2,747,577	22,753	1.0463	781,576
JPY:USD	8,322,009	0.0068	1,727,116	4,362,898	0.0065	931,021
USD:RMB	123,193	7.1055	3,762,282	159,134	7.1884	5,151,076
USD:JPY	60,386	148.89	1,870,087	49,095	158.17	1,647,048

	As of
	September 30, 2024
	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)
Financial Assets
Monetary items
USD:NTD	$1,224,527	31.60	$38,695,068
JPY:NTD	5,108,550	0.2205	1,126,435
SGD:USD	124,339	0.7797	3,063,532
EUR:USD	15,344	1.1136	539,940
JPY:USD	4,693,455	0.0070	1,038,192
USD:RMB	277,618	7.0074	8,754,196
USD:JPY	85,517	142.82	2,693,088

	As of
	September 30, 2024
	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)
Non-Monetary items
USD:NTD	$220,383	31.60	$6,964,096
Financial Liabilities
Monetary items
USD:NTD	945,813	31.70	29,982,285
JPY:NTD	5,295,661	0.2246	1,189,405
SGD:USD	229,686	0.7830	5,701,063
EUR:USD	7,738	1.1227	275,378
JPY:USD	4,433,803	0.0071	997,916
USD:RMB	181,573	7.0074	5,789,258
USD:JPY	52,683	142.82	1,689,939

The foreign currency transactions mentioned above are expressed in terms of the amount before elimination.

Please refer to the consolidated statements of comprehensive income for the total of realized and unrealized foreign exchange gain and loss. Since there were varieties of foreign currency transactions and functional currencies within the subsidiaries of the Company, the Company was unable to disclose foreign exchange gain (loss) towards each foreign currency with significant impact.

(9)
Significant intercompany transactions among consolidated entities are disclosed in Attachment 1.

(10)
Capital management

The primary objective of the Company’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios to support its business and maximize the shareholders’ value. The Company also ensures its ability to operate continuously to provide returns to shareholders and the interests of other related parties, while maintaining the optimal capital structure to reduce costs of capital.

To maintain or adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders, issue new shares or dispose assets to redeem liabilities.

Similar to its peers, the Company monitors its capital based on debt to capital ratio. The ratio is calculated as the Company’s net debt divided by its total capital. The net debt is derived by taking the total liabilities on the consolidated balance sheets minus cash and cash equivalents. The total capital consists of total equity (including capital, additional paid-in capital, retained earnings, other components of equity and non-controlling interests) plus net debt.

The Company’s strategy, which is unchanged for the reporting periods, is to maintain a reasonable ratio in order to raise capital with reasonable cost. The debt to capital ratios as of September 30, 2025, December 31, 2024 and September 30, 2024 were as follows:

	As of
	September 30, 2025	December 31, 2024	September 30, 2024
Total liabilities	$194,195,228	$192,015,673	$205,801,571
Less: Cash and cash equivalents	(104,217,382)	(105,000,226)	(103,407,426)
Net debt	89,977,846	87,015,447	102,394,145
Total equity	361,200,194	378,185,004	368,490,866
Total capital	$451,178,040	$465,200,451	$470,885,011
Debt to capital ratios	19.94%	18.70%	21.75%

13.
ADDITIONAL DISCLOSURES

(1)
The following are additional disclosures for the Company and its affiliates as required by the R.O.C. Securities and Futures Bureau:

a.
Financing provided to others for the nine-month period ended September 30, 2025: Please refer to Attachment 2.

b.
Endorsement/Guarantee provided to others for the nine-month period ended September 30, 2025: Please refer to Attachment 3.

c.
Securities held as of September 30, 2025 (excluding subsidiaries, associates and joint venture): Please refer to Attachment 4.

d.
Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of the capital stock for the nine-month period ended September 30, 2025: Please refer to Attachment 5.

e.
Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of capital stock as of September 30, 2025: Please refer to Attachment 6.

f.
Names, locations and related information of investees as of September 30, 2025 (excluding investment in Mainland China): Please refer to Attachment 7.

(2)
Investment in Mainland China

a.
Investee company name, main businesses and products, total amount of capital, method of investment, accumulated inflow and outflow of investments from Taiwan, net income (loss) of investee company, percentage of ownership, investment income (loss), carrying amount of investments, cumulated inward remittance of earnings and limits on investment in Mainland China: Please refer to Attachment 8.

b.
Directly or indirectly significant transactions through third regions with the investees in Mainland China, including price, payment terms, unrealized gain or loss, and other events with significant effects on the operating results and financial condition: Please refer to Attachment 1, 3 and 5.

14.
OPERATING SEGMENT INFORMATION

The Company determined its operating segments based on business activities with discrete financial information regularly reported through the Company’s internal reporting protocols to the Company’s chief operating decision maker. The Company only has wafer fabrication operating segment as the single reporting segment. The primary operating activity of the wafer fabrication segment is the manufacture of chips to the design specifications of our customers by using our own proprietary processes and techniques. There was no material difference between the accounting policies of the operating segment and those described in Note 4. Please refer to the Company’s consolidated financial statements for the related segment revenue and operating results.

ATTACHMENT 1 (Significant intercompany transactions between consolidated entities)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

For the nine-month period ended September 30, 2025

				Transactions
No. (Note 1)	Related party	Counterparty	Relationship with the Company (Note 2)	Account	Amount	Collection periods (Note 3)	Percentage of consolidated operating revenues or consolidated total assets (Note 4)
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Sales	$39,334,745	Net 60 days	22%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Accounts receivable	7,465,060	-	1%
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Sales	872,279 (Note 5)	Net 30 days	0%
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Accounts receivable	5,309	-	0%
1	UNITED SEMICONDUCTOR JAPAN CO., LTD.	UMC GROUP (USA)	3	Sales	3,837,109	Net 60 days	2%
1	UNITED SEMICONDUCTOR JAPAN CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	963,185	-	0%
2	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UMC GROUP (USA)	3	Sales	304,867	Net 60 days	0%
2	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	30,249	-	0%
3	WAVETEK MICROELECTRONICS CORPORATION	UMC GROUP (USA)	3	Sales	274,622	Net 60 days	0%
3	WAVETEK MICROELECTRONICS CORPORATION	UMC GROUP (USA)	3	Accounts receivable	66,943	-	0%

Note 1: UMC and its subsidiaries are coded as follows: 1. UMC is coded "0". 2. The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.
Note 2: Transactions are categorized as follows: 1. The holding company to subsidiary. 2. Subsidiary to holding company. 3. Subsidiary to subsidiary.
Note 3: The sales price to the above related parties was determined through mutual agreement in reference to market conditions.

Note 4: The percentage with respect to the consolidated asset/liability for transactions of balance sheet items are based on each item's balance at period-end.
             For profit or loss items, cumulative balances are used as basis.

Note 5: UMC authorized technology licenses to its subsidiary, UNITED SEMICONDUCTOR (XIAMEN) CO., LTD., in the amount of USD 0.35 billion which was recognized as deferred revenue.
             Since it was a downstream transaction, the deferred revenue would be realized over time.

ATTACHMENT 2 (Financing provided to others for the nine-month period ended September 30, 2025)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

Collateral
No.	Lender	Counterparty	Financial statement account	Related party	Maximum balance for the period	Ending balance	Actual amount provided	Interest rate	Nature of financing	Amount of sales to (purchases from) counterparty	Reason for financing	Loss allowance	Item	Value	Limit of financing amount for individual counterparty	Limit of total financing amount
None

ATTACHMENT 3 (Endorsement/Guarantee provided to others for the nine-month period ended September 30, 2025)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

		Receiving party
No. (Note 1)	Endorsor/Guarantor	Company name	Relationship (Note 2)	Limit of guarantee/endorsement amount for receiving party (Note 3)	Maximum balance for the period	Ending balance	Actual amount provided	Amount of collateral guarantee/endorsement	Percentage of accumulated guarantee amount to net assets value from the latest financial statement	Limit of total guarantee/endorsement amount (Note 4)
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	2	$162,477,099	$8,326,080	$3,632,040 (Note 5)	$3,537,259 (Note 5)	$-	1.01%	$162,477,099

HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.

		Receiving party
No. (Note 1)	Endorsor/Guarantor	Company name	Relationship (Note 2)	Limit of guarantee/endorsement amount for receiving party (Note 6)	Maximum balance for the period	Ending balance	Actual amount provided	Amount of collateral guarantee/endorsement	Percentage of accumulated guarantee amount to net assets value from the latest financial statement	Limit of total guarantee/endorsement amount (Note 6)
1	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	6	$18,687,864	$1,410,545	$614,886	$599,538	$-	1.48%	$18,687,864

Note 1: The parent company and its subsidiaries are coded as follows:
              1. The parent company is coded "0".
              2. The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.

Note 2: According to the "Guidelines Governing the Preparation of Financial Reports by Securities Issuers" issued by the R.O.C. Securities and Futures Bureau, receiving parties should be disclosed as one of the following:
              1. A company with which it does business.
              2. A company in which the public company directly and indirectly holds more than 50% of the voting shares.
              3. A company that directly and indirectly holds more than 50% of the voting shares in the public company.
              4. A company in which the public company holds, directly or indirectly, 90% or more of the voting shares.
              5. A company that fulfills its contractual obligations by providing mutual endorsements/guarantees for another company in the same industry or for joint builders for purposes of undertaking a construction project.
              6. A company that all capital contributing shareholders make endorsements/guarantees for their jointly invested company in proportion to their shareholding percentages.
              7. Companies in the same industry provide among themselves joint and several security for a performance guarantee of a sales contract for pre-construction homes pursuant to the Consumer Protection Act for each other.

Note 3: The amount of endorsements/guarantees shall not exceed 45% of the net worth of endorsor/guarantor, and the ceilings on the amount of endorsements/guarantees for any single entity are as follows:
              1. The amount of endorsements/guarantees for any single entity shall not exceed 45% of net worth of endorsor/guarantor.
              2. The amount of endorsements/guarantees for a company which endorsor/guarantor does business with, except the ceiling rules abovementioned shall not exceed the needed amounts arising from business dealings which is the higher amount of total sales or purchase transactions between endorsor/guarantor and the receiving party.
             The aggregate amount of endorsements/guarantees that the Company as a whole is permitted to make shall not exceed 45% of the Company's net worth, and the aggregate amount of endorsements/guarantees for any single entity shall not exceed 45% of the Company's net worth.

Note 4: Limit of total guarantee/endorsement amount shall not exceed 45% of UMC's net assets value as of September 30, 2025.
Note 5: Total endorsement amount is up to RMB 0.86 billion. As of September 30, 2025, actual amount provided was NT$3.54 billion.

Note 6: Limit of total endorsed/guaranteed amount shall not exceed 45% of HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.'s net assets value as of September 30, 2025.
             The amount of endorsements/guarantees for any single entity shall not exceed 45% of net worth of HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.'s net assets value as of September 30, 2025.
             The aggregate amount of endorsements/guarantees that the Company as a whole is permitted to make shall not exceed 45% of the Company's net worth, and the aggregate amount of endorsements/guarantees for any single entity shall not exceed 45% of the Company's net worth.

ATTACHMENT 4 (Significant securities held as of September 30, 2025) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

					September 30, 2025
Investor Company	Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
UNITED MICROELECTRONICS CORPORATION	Stock	PIXART IMAGING, INC.	-	Financial assets at fair value through profit or loss, current	1,600		$388,000	1.07		$388,000	None
	Fund	TGVEST ASIA PARTNERS II(TAIWAN), L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-		761,543	-		761,543	None
	Stock	HOLTEK SEMICONDUCTOR INC.	-	Financial assets at fair value through profit or loss, noncurrent	22,144		926,737	9.61		926,737	None
	Fund	GRANDFULL CONVERGENCE INNOVATION GROWTH FUND, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-		286,281	-		286,281	None
	Stock	UNITED INDUSTRIAL GASES CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	16,680		1,307,855	7.66		1,307,855	None
	Stock	OCTTASIA INVESTMENT HOLDING INC.	-	Financial assets at fair value through profit or loss, noncurrent	4,530		223,240	6.29		223,240	None
	Stock	ENNOSTAR INC.	-	Financial assets at fair value through profit or loss, noncurrent	5,357		210,282	0.73		210,282	None
	Stock	NOVATEK MICROELECTRONICS CORP.	-	Financial assets at fair value through other comprehensive income, current	12,381		5,280,436	2.03		5,280,436	None
	Stock	UNIMICRON HOLDING LIMITED	Associate	Financial assets at fair value through other comprehensive income, noncurrent	15,129		2,614,004	10.57		2,614,004	None
	Stock	ITE TECH. INC.	-	Financial assets at fair value through other comprehensive income, noncurrent	13,960		1,863,657	8.41		1,863,657	None
	Stock	KAI-HONG ENERGY CO., LTD.	-	Financial assets at fair value through other comprehensive income, noncurrent	6,469		66,829	3.4		66,829	None
	Stock	CHIPBOND TECHNOLOGY CORPORATION	-	Financial assets at fair value through other comprehensive income, noncurrent	53,164		2,945,276	7.14		2,945,276	None
	Stock	TAIWAN SMART ELECTRICITY & ENERGY CO., LTD.	-	Financial assets at fair value through other comprehensive income, noncurrent	15,000		147,750	9.52		147,750	None
	Stock	NOVATEK MICROELECTRONICS CORP.	-	Financial assets at fair value through other comprehensive income, noncurrent	4,064		1,733,180	0.67		1,733,180	None
	Stock-preferred stock	MTIC HOLDINGS PTE. LTD.	Associate	Financial assets at fair value through other comprehensive income, noncurrent	12,000		200,039	-		200,039	None
FORTUNE VENTURE CAPITAL CORP.	Stock	TOPOINT TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	4,416		446,031	3.11		446,031	None
	Stock	CENTERA PHOTONICS INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,762		393,386	2.71		393,386	None
	Stock	TAIWAN SEMICONDUCTOR CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	6,741		370,755	2.56		370,755	None
	Stock	CHIPBOND TECHNOLOGY CORPORATION	-	Financial assets at fair value through profit or loss, noncurrent	13,489		747,263	1.81		747,263	None
	Stock	AIROHA TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	400		207,600	0.24		207,600	None
	Stock-Preferred Stock	EJOULE INTERNATIONAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	23,909		158,432	-		158,432	None
	Stock-Preferred Stock	SONATUS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	897		206,459	-		206,459	None
	Fund	TRANSLINK CAPITAL PARTNERS IV, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-		188,622	-		188,622	None
	Fund	TRANSLINK CAPITAL PARTNERS V, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-		121,165	-		121,165	None
	Stock	SHIN-ETSU HANDOTAI TAIWAN CO., LTD.	-	Financial assets at fair value through other comprehensive income, noncurrent	10,500		961,800	7.00		961,800	None
TLC CAPITAL CO., LTD.	Stock	ARTERY TECHNOLOGY CORP.	Associate	Financial assets at fair value through profit or loss, noncurrent	5,112		201,617	9.99		201,617	None
	Stock	SIMPLO TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,422		526,319	0.77		526,319	None
	Fund	TRANSLINK CAPITAL PARTNERS III, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-		130,787	-		130,787	None
	Stock-Preferred stock	EJOULE INTERNATIONAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	50,767		384,512	-		384,512	None
UMC CAPITAL CORP.	Stock	OCTTASIA INVESTMENT HOLDING INC.	-	Financial assets at fair value through profit or loss, noncurrent	5,594	USD	9,062	7.76	USD	9,062	None
	Stock	ALL-STARS SP IV LTD.	-	Financial assets at fair value through profit or loss, noncurrent	7	USD	6,753	5.03	USD	6,753	None
	Fund	TRANSLINK CAPITAL PARTNERS III, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	11,624	-	USD	11,624	None
	Fund	STORM VENTURES FUND V, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	9,094	-	USD	9,094	None

ATTACHMENT 4 (Significant securities held as of September 30, 2025) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

					September 30, 2025
Investor Company	Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
UMC CAPITAL CORP.	Fund	SIERRA VENTURES XI, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	12,410	-	USD	12,410	None
	Fund	TRANSLINK CAPITAL PARTNERS IV, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	18,602	-	USD	18,602	None
	Fund	TRANSLINK CAPITAL PARTNERS V, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	2,655	-	USD	2,655	None
	Fund	7V AI CAPITAL LLC	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	8,783	-	USD	8,783	None

ATTACHMENT 5 (Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of capital stock for the nine-month period ended September 30, 2025)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)
Counterparty	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)	Note
UMC GROUP (USA)	Subsidiary	Sales		$39,334,745	29%	Net 60 days	N/A	N/A		$7,465,060	30%
FARADAY TECHNOLOGY CORPORATION	Associate	Sales		1,163,804	1%	Month-end 60 days	N/A	N/A		258,303	1%
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Subsidiary	Sales		872,279	1%	Net 30 days	N/A	N/A		5,309	0%
ARTERY TECHNOLOGY CORPORATION, LTD.	Associate	Sales		498,081	0%	Month-end 60 days	N/A	N/A		146,148	1%
UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	Associate	Sales		486,976	0%	Net 30 days	N/A	N/A		48,296	0%

UMC GROUP (USA)
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)
Counterparty	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)	Note
UNITED MICROELECTRONICS CORPORATION	Parent company	Purchases	USD	1,224,328	90%	Net 60 days	N/A	N/A	USD	242,670	86%
UNITED SEMICONDUCTOR JAPAN CO., LTD.	Associate	Purchases	USD	117,203	9%	Net 60 days	N/A	N/A	USD	30,598	11%
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Associate	Purchases	USD	9,184	1%	Net 60 days	N/A	N/A	USD	853	0%
WAVETEK MICROELECTRONICS CORPORATION	Associate	Purchases	USD	7,371	0%	Net 60 days	N/A	N/A	USD	1,757	1%

UNITED SEMICONDUCTOR JAPAN CO., LTD.
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)
Counterparty	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)	Note
UMC GROUP (USA)	Associate	Sales	JPY	18,193,972	34%	Net 60 days	N/A	N/A	JPY	4,723,809	32%

UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)
Counterparty	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)	Note
UMC GROUP (USA)	Associate	Sales	RMB	70,596	2%	Net 60 days	N/A	N/A	RMB	7,121	1%
FARADAY TECHNOLOGY CORPORATION	Associate	Sales	RMB	70,269	2%	Month-end 60 days	N/A	N/A	RMB	16,522	2%
UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	Associate	Sales	RMB	54,468	1%	Month-end 30 days	N/A	N/A	RMB	2,214	0%

WAVETEK MICROELECTRONICS CORPORATION
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)
Counterparty	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)	Note
UMC GROUP (USA)	Associate	Sales		$274,622	20%	Net 60 days	N/A	N/A		$66,943	35%

ATTACHMENT 5 (Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of capital stock for the nine-month period ended September 30, 2025)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)
Counterparty	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)	Note
UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	Associate	Sales	RMB	23,813	1%	Month-end 30 days	N/A	N/A	RMB	2,710	1%

ATTACHMENT 6 (Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of capital stock as of September 30, 2025)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

		Ending balance									Overdue receivables
Counterparty	Relationship	Notes receivable		Accounts receivable		Other receivables		Total		Turnover rate (times)	Amount		Collection status	Amount received in subsequent period		Loss allowance
UMC GROUP (USA)	Subsidiary		$-		$7,465,060		$6,165		$7,471,225	7.27		$-	-		$4,331,769		$3,963
FARADAY TECHNOLOGY CORPORATION	Associate		-		258,303		-		258,303	7.43		504	-		-		1
ARTERY TECHNOLOGY CORPORATION, LTD.	Associate		-		146,148		-		146,148	4.52		12,029	-		-		0

UNITED SEMICONDUCTOR JAPAN CO., LTD.

		Ending balance									Overdue receivables
Counterparty	Relationship	Notes receivable		Accounts receivable		Other receivables		Total			Amount		Collection status	Amount received in subsequent period		Loss allowance
UMC GROUP (USA)	Associate	JPY	-	JPY	4,723,809	JPY	-	JPY	4,723,809	5.95	JPY	-	-	JPY	2,237,716	JPY	-

ATTACHMENT 7 (Names, locations and related information of investee companies as of September 30, 2025) (Not including investment in Mainland China)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

				Initial Investment				Investment as of September 30, 2025
Investor Company	Investee company	Address	Main businesses and products	Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount	Net income (loss) of investee company	Investment income (loss) recognized	Note
UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	USA	IC Sales	USD	16,438	USD	16,438	16,438	100.00	$2,499,806	$154,237	$154,237
	UNITED MICROELECTRONICS (EUROPE) B.V.	The Netherlands	Marketing support activities	USD	5,421	USD	5,421	9	100.00	174,975	5,405	5,405
	UMC CAPITAL CORP.	Cayman Islands	Investment holding	USD	103,500	USD	103,500	93,663	100.00	4,626,161	(963,470)	(963,470)
	GREEN EARTH LIMITED	Samoa	Investment holding	USD	1,549,000	USD	1,549,000	1,549,000	100.00	30,052,474	4,355,552	4,355,552
	TLC CAPITAL CO., LTD.	Taipei City, Taiwan	Venture capital		4,610,000		4,610,000	473,530	100.00	4,989,548	(96,152)	(96,152)
	UMC INVESTMENT (SAMOA) LIMITED	Samoa	Investment holding	USD	1,520	USD	1,520	1,520	100.00	47,141	(2,295)	(2,295)
	FORTUNE VENTURE CAPITAL CORP.	Taipei City, Taiwan	Consulting and planning for venture capital		3,440,053		3,440,053	585,462	100.00	8,372,302	852,856	852,856
	UMC KOREA CO., LTD.	Korea	Marketing support activities	KRW	550,000	KRW	550,000	110	100.00	29,164	1,363	1,363
	OMNI GLOBAL LIMITED	Samoa	Investment holding	USD	4,300	USD	4,300	4,300	100.00	843,918	20,566	20,566
	SINO PARAGON LIMITED	Samoa	Investment holding	USD	2,600	USD	2,600	2,600	100.00	130,555	(37,958)	(37,958)
	BEST ELITE INTERNATIONAL LIMITED	British Virgin Islands	Investment holding	USD	309,102	USD	309,102	664,966	100.00	41,855,739	4,946,154	4,946,154
	UNITED SEMICONDUCTOR JAPAN CO., LTD.	Japan	Sales and manufacturing of integrated circuits	JPY	64,421,068	JPY	64,421,068	116,247	100.00	26,063,812	599,656	599,656
	WAVETEK MICROELECTRONICS CORPORATION	Hsinchu County, Taiwan	Sales and manufacturing of integrated circuits		1,903,741		1,903,741	148,112	78.65	417,114	(621,849)	(490,277)
	MTIC HOLDINGS PTE. LTD.	Singapore	Investment holding	SGD	12,000	SGD	12,000	12,000	45.44	-	(7,077)	-
	UNITECH CAPITAL INC.	British Virgin Islands	Investment holding	USD	21,000	USD	21,000	21,000	42.00	566,295	119,697	50,273
	TRIKNIGHT CAPITAL CORPORATION	Taipei City, Taiwan	Investment holding		943,148		1,109,500	131,534	40.00	862,339	(509,433)	(203,773)
	HSUN CHIEH INVESTMENT CO., LTD.	Taipei City, Taiwan	Investment holding		307,448		317,045	1,098,863	36.49	12,200,237	2,361,665	861,724
	YANN YUAN INVESTMENT CO., LTD.	Taipei City, Taiwan	Investment holding		2,300,000		2,300,000	234,600	26.78	11,247,379	1,050,722	281,334
	SILICON INTEGRATED SYSTEMS CORP.	Hsinchu City, Taiwan	Research, manufacturing and sales of integrated circuits		3,527,742		3,527,742	92,648	17.99	3,378,448	751,052	130,440
	FARADAY TECHNOLOGY CORPORATION	Hsinchu City, Taiwan	Design of application-specific integrated circuit		572,891		572,891	35,963	13.80	2,437,201	523,785	71,501
	UNIMICRON TECHNOLOGY CORP.	Taoyuan City, Taiwan	Manufacturing of PCB		2,775,835		2,775,835	198,878	13.01	13,592,545	3,138,640	296,983

ATTACHMENT 7 (Names, locations and related information of investee companies as of September 30, 2025) (Not including investment in Mainland China)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

				Initial Investment				Investment as of September 30, 2025
Investor Company	Investee company	Address	Main businesses and products	Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount		Net income (loss) of investee company		Investment income (loss) recognized		Note
FORTUNE VENTURE CAPITAL CORP.	TERA ENERGY DEVELOPMENT CO., LTD.	Hsinchu City, Taiwan	Energy Technical Services		$100,752		$100,752	10,858	92.64		$142,479		$22,916		$21,186
	PURIUMFIL INC.	Hsinchu City, Taiwan	Chemicals and filtration products & Microcontamination control service		10,000		10,000	1,000	40.00		9,144		(4,068)		(1,627)
	UNITED LED CORPORATION HONG KONG LIMITED	Hongkong	Investment holding	USD	22,500	USD	22,500	22,500	25.14		117,555		82,881		20,836
	WAVETEK MICROELECTRONICS CORPORATION	Hsinchu County, Taiwan	Sales and manufacturing of integrated circuits		8,856		8,856	1,194	0.63		3,935		(621,849)		(3,951)
TLC CAPITAL CO., LTD.	SOARING CAPITAL CORP.	Samoa	Investment holding	USD	900	USD	900	900	100.00		13,283		705		705
	HSUN CHIEH CAPITAL CORP.	Samoa	Investment holding	USD	8,000	USD	8,000	8,000	40.00		245,969		(7,633)		(3,053)
	VSENSE CO., LTD.	Taipei City, Taiwan	Medical devices, measuring equipment, reagents and consumables		-		95,916	-	-		-		(6,927)		-	Note 1
UMC CAPITAL CORP.	TRANSLINK CAPITAL PARTNERS I, L.P.	Cayman Islands	Investment holding	USD	-	USD	3,473	-	-	USD	-	USD	(6,122)	USD	(509)	Note 2
TERA ENERGY DEVELOPMENT CO., LTD.	EVERRICH ENERGY INVESTMENT (HK) LIMITED	Hongkong	Investment holding	USD	460	USD	460	460	100.00		20,457		2,423		2,423
WAVETEK MICROELECTRONICS CORPORATION	WAVETEK MICROELECTRONICS CORPORATION (USA)	USA	Marketing service	USD	60	USD	60	60	100.00		2,836		(33)		(33)
BEST ELITE INTERNATIONAL LIMITED	INFOSHINE TECHNOLOGY LIMITED	British Virgin Islands	Investment holding	USD	354,000	USD	354,000	-	100.00		42,414,660		4,948,816		4,948,816
INFOSHINE TECHNOLOGY LIMITED	OAKWOOD ASSOCIATES LIMITED	British Virgin Islands	Investment holding	USD	354,000	USD	354,000	-	100.00		42,414,660		4,948,816		4,948,816
OMNI GLOBAL LIMITED	UNITED MICROTECHNOLOGY CORPORATION (CALIFORNIA)	USA	Research & Development	USD	1,000	USD	1,000	0	100.00		49,985		3,850		3,850
	ECP VITA PTE. LTD.	Singapore	Insurance	USD	9,000	USD	9,000	9,000	100.00		654,065		(106,773)		(106,773)
GREEN EARTH LIMITED	UNITED MICROCHIP CORPORATION	Cayman Islands	Investment holding	USD	1,546,050	USD	1,546,050	1,546,050	100.00		30,947,735		4,357,293		4,357,293

Note 1: VSENSE has ceased operations. The Company’s subsidiary no longer participates in the financial and operating policy decisions of the investee, therefore losing significant influence over it. Accordingly, the investment was discontinued from being accounted for under the equity method and was reclassified as a financial asset at fair value through profit or loss.

Note 2: TRANSLINK CAPITAL PARTNERS I, L.P. was dissolved in April 2025.

ATTACHMENT 8 (Investment in Mainland China as of September 30, 2025)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

					Investment flows
Investee company	Main businesses and products	Total amount of paid-in capital	Method of investment (Note 1)	Accumulated outflow of investment from Taiwan as of January 1, 2025	Outflow	Inflow	Accumulated outflow of investment from Taiwan as of September 30, 2025	Net income (loss) of investee company	Percentage of ownership	Investment income (loss) recognized (Note 2)	Carrying amount as of September 30, 2025	Accumulated inward remittance of earnings as of September 30, 2025
UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment Holding and advisory	$24,336 (USD 800)	(ii)SOARING CAPITAL CORP.	$24,336 (USD 800)	$-	$-	$24,336 (USD 800)	$708	100.00%	$708 (iii)	$13,244	$-
EVERRICH (JINING) NEW ENERGY TECHNOLOGY CO., LTD. (formerly EVERRICH (SHANDONG) ENERGY CO., LTD.)	Solar engineering integrated design services	13,719 (USD 451)	(ii)EVERRICH ENERGY INVESTMENT (HK) LIMITED	13,993 (USD 460)	-	-	13,993 (USD 460)	2,493	100.00%	2,493 (iii)	20,142	153,956 (USD 5,061)
UNITED LED CORPORATION	Research, manufacturing and sales in LED epitaxial wafers	2,555,280 (USD 84,000)	(ii)UNITED LED CORPORATION HONG KONG LIMITED	616,005 (USD 20,250)	-	-	616,005 (USD 20,250)	82,122 (RMB 19,332)	25.14%	20,645 (RMB 4,860) (iii)	114,118 (RMB 26,864)	-
HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	Sales and manufacturing of integrated circuits	13,361,005 (RMB 3,145,246)	(ii)OAKWOOD ASSOCIATES LIMITED	9,402,883 (USD 309,102)	-	-	9,402,883 (USD 309,102)	4,914,443 (RMB 1,156,884)	100.00% (Note 4)	4,914,443 (RMB 1,156,884) (ii)	41,528,588 (RMB 9,776,033)	-
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Sales and manufacturing of integrated circuits	68,808,229 (RMB 16,197,794)	(ii)UNITED MICROCHIP CORPORATION and (iii)HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	46,701,210 (USD 1,535,214) (Note 5)	-	-	46,701,210 (USD 1,535,214) (Note 5)	6,850,372 (RMB 1,612,611)	100.00%	6,850,372 (RMB 1,612,611) (ii)	48,802,596 (RMB 11,488,370)	-

Accumulated investment in Mainland China as of September 30, 2025		Investment amounts authorized by Investment Commission, MOEA		Upper limit on investment
$56,758,427 (USD 1,865,826)		$85,705,065 (USD 2,817,392)		$216,636,131

Note 1 : The methods for engaging in investment in Mainland China include the following:
(i) Direct investment in Mainland China.
(ii) Indirectly investment in Mainland China through companies registered in a third region (Please specify the name of the company in third region).
(iii) Other methods.
Note 2 : The investment income (loss) recognized in current period, the investment income (loss) were determined based on the following basis:
(i) The financial statements were reviewed by an international certified public accounting firm in cooperation with an R.O.C. accounting firm.
(ii) The financial statements were reviewed by the auditors of the parent company.
(iii) Others.
Note 3 : Initial investment amounts denominated in foreign currencies are translated into New Taiwan Dollars using the spot rates at the financial report date.

Note 4 : The Company indirectly invested in HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. via investment in BEST ELITE INTERNATIONAL LIMITED, an equity investee. The investment has been approved by the Investment Commission, MOEA in the total amount of USD 383,569 thousand. As of September 30, 2025, the amount of investment has been all remitted.
Note 5 : The investment to UNITED SEMICONDUCTOR (XIAMEN) CO., LTD. (USCXM) from HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. and indirectly invested in USCXM via investment in GREEN EARTH LIMITED.

              The consent to invest in USCXM's investment has been approved by the Investment Commission, MOEA in the total amount of USD 2,412,313 thousand. As of September 30, 2025, the amount of investment has been all remitted.